FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☑	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item		Number

1.	Telefónica Group: 2010 First half-yearly financial report

Review Report
TELEFÓNICA, S.A. AND SUBSIDIARIES
Condensed Consolidated Interim Financial Statements and
Consolidated Interim Management Report
for the six-month period ended
June 30, 2010

Translation of a report and condensed consolidated interim financial statements originally issued in
Spanish. In the event of a discrepancy, the Spanish-language version prevails (see Note 15)
REPORT ON REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
To the Shareholders of
Telefónica, S.A., at the request of Management
1. We have carried out a review of the accompanying condensed consolidated interim financial statements (hereinafter the interim financial statements) of Telefónica, S.A. (hereinafter the Parent Company) and subsidiaries (hereinafter the Group), which comprise the interim statement of financial position at June 30, 2010, the interim income statement, the interim statement of comprehensive income, the interim statement of changes in equity, the interim statement of cash flows, and selected explanatory notes, all of which are consolidated, for the six-month period then ended. It is the Parent Company’s directors’ responsibility to prepare said interim financial statements in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting,” as adopted by the European Union for the preparation of condensed interim financial reporting as per article 12 of Royal Decree 1362/2007. Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.
2. Our review was performed in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Reporting Performed by the Independent Auditor of the Entity”. A review of the interim financial statements consists of making inquiries, primarily of personnel responsible for financial and accounting matters, and applying certain analytical and other review procedures. A review is substantially less in scope than an audit and therefore, does not enable us to obtain assurance that we have become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.
3. As explained in the Note 2 of the accompanying interim financial statements, these statements do not include all the information that would be required for complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and therefore the accompanying interim financial statements should be read together with the Group’s consolidated financial statements for the year ended December 31, 2009.

4. During the course of our review, which under no circumstances can be considered an audit of financial statements, nothing has come to our attention which would lead us to conclude that the accompanying condensed consolidated interim financial statements for the six-month period ended June 30, 2010 have not been prepared, in all material respects, in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting”, as adopted by the European Union in conformity with article 12 of Royal Decree 1362/2007 for the preparation condensed interim financial statements.
5. The accompanying consolidated interim management report for the six-month period ended June 30, 2010 contains such explanations as the Parent Company’s directors consider necessary regarding the events which occurred during said period and their effect on the interim financial statements, of which it is not an integral part, as well as on the information required in conformity with article 15 of Royal Decree 1362/2007. We have checked that the accounting information included in the abovementioned report agrees with the condensed consolidated interim financial statements for the six-month period ended June 30, 2010. Our work is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the consolidated companies’ accounting records.
6. This report has been prepared at the request of Management of the Parent Company with regard to the publication of the semi-annual financial report required by article 35 of Securities Market Law 24/1988, of July 28, by Royal Decree 1362/2007, of October 19.

ERNST & YOUNG, S.L.

/s/ José Luis Perelli Alonso José Luis Perelli Alonso
July 28, 2010

TELEFÓNICA GROUP
CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (CONDENSED ANNUAL ACCOUNTS) AND
CONSOLIDATED INTERIM MANAGEMENT REPORT FOR THE
SIX MONTHS ENDED JUNE 30, 2010

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		UNAUDITED	AUDITED
(Millions of euros)	Note	06/30/2010	12/31/09

A) NON-CURRENT ASSETS		91,507	84,311

Intangible assets	7	17,816	15,846
Goodwill	7	20,489	19,566
Property, plant and equipment	7	33,820	31,999
Investment properties		4	5
Investments in associates	8	4,889	4,936
Non-current financial assets	10	8,227	5,988
Deferred tax assets		6,262	5,971
B) CURRENT ASSETS		23,447	23,830

Inventories		1,130	934
Trade and other receivables		11,769	10,622
Current financial assets	10	2,059	1,906
Tax receivables		1,385	1,246
Cash and cash equivalents	10	6,654	9,113
Non-current assets held for sale		480	9

TOTAL ASSETS (A + B)		114,984	108,141

A) EQUITY		21,990	24,274

Equity attributable to equity holders of the parent		19,375	21,734
Non-controlling interests		2,615	2,540
B) NON-CURRENT LIABILITIES		55,537	56,931

Interest-bearing debt	10	45,734	47,607
Trade and other payables		1,189	1,249
Deferred tax liabilities		3,631	3,082
Provisions		4,983	4,993

C) CURRENT LIABILITIES		37,457	26,936

Interest-bearing debt	10	15,876	9,184
Trade and other payables		17,386	14,023
Current tax payables		3,142	2,766
Provisions		1,053	963

TOTAL EQUITY AND LIABILITIES (A+B+C)		114,984	108,141

Condensed notes 1 to 15 and Appendix I are an integral part of these consolidated statements of financial position.

INTERIM CONSOLIDATED INCOME STATEMENTS

		Six months ended June 30
Unaudited (Millions of euros)	Note	2010	2009

Revenues from operations	5	29,053	27,565
Other income		868	501
Supplies		(8,334)	(8,023)
Personnel expenses		(3,793)	(3,258)
Other expenses		(6,889)	(5,885)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	5	10,905	10,900

Depreciation and amortization	5	(4,449)	(4,407)

OPERATING INCOME	5	6,456	6,493

Share of profit of associates		72	30

Finance income		312	340
Exchange gains		5,494	2,663
Finance expenses		(1,507)	(1,561)
Exchange losses		(5,553)	(2,895)
Net financial expenses		(1,254)	(1,453)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		5,274	5,070

Corporate income tax		(1,428)	(1,554)

PROFIT FOR THE PERIOD		3,846	3,516

Non-controlling interests		(71)	(64)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		3,775	3,452

Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0,83	0,76

Condensed notes 1 to 15 and Appendix I are an integral part of these interim consolidated income statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30
Unaudited (Millions of euros)	2010	2009

Profit for the period	3,846	3,516

Other comprehensive income

Loss (gain) on measurement of available-for-sale investments	(98)	257
Income tax	33	(51)

	(65)	206

Loss on hedges	(504)	(1,082)
Reclassification of gain/(losses) included in the income statement	40	(2)
Income tax	136	315

	(328)	(769)

Translation differences	1,740	1,670

Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	(52)	12
Income tax	11	(3)

	(41)	9

Share of losses recognized directly in equity of associates	(109)	(46)
Income tax	30	3

	(79)	(43)

Total other comprehensive income	1,227	1,073

Total comprehensive income recognized in the period	5,073	4,589

Attributable to:
Equity holders of the parent	4,782	4,282

Non-controlling interests	291	307

	5,073	4,589

Condensed notes 1 to 15 and Appendix I are an integral part of these interim consolidated statements of comprehensive income.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Atributable to equity holders of the parent
							Available-for-
	Share	Share	Legal	Revaluation		Retained	sale		Equity of	Translation		Non-controlling	Total
(Unaudited) Millions of euros	capital	premium	reserve	reserve	Treasury shares	earnings	investments	Hedges	associates	differences	Total	interests	equity
Financial position at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274
Profit for the period	—	—	—	—	—	3,775	—	—	—	—	3,775	71	3,846
Other comprehensive income (loss)	—	—	—	—	—	(41)	(59)	(328)	(79)	1,514	1,007	220	1,227

Total comprehensive income						3,734	(59)	(328)	(79)	1,514	4,782	291	5,073
Net movement in treasury shares	—	—	—	—	(730)	—	—	—	—	—	(730)	—	(730)
Dividends paid	—	—	—	—	—	(5,872)	—	—	—	—	(5,872)	(273)	(6,145)
Other movements	—	—	—	—	—	(539)	—	—	—	—	(539)	57	(482)
Financial position at June 30, 2010	4,564	460	984	157	(1,257)	14,008	(98)	476	(60)	141	19,375	2,615	21,990

Financial position at December 31, 2008	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562
Profit for the period	—	—	—	—	—	3,452	—	—	—	—	3,452	64	3,516
Other comprehensive income (loss)	—	—	—	—	—	9	206	(770)	(43)	1,428	830	243	1,073

Total comprehensive income						3,461	206	(770)	(43)	1,428	4,282	307	4,589
Hyperinflation restatement to 01/01/2009	—	—	—	—	—	—	—	—	—	613	613	—	613
Net movement in treasury shares	—	—	—	—	(509)	—	—	—	—	—	(509)	—	(509)
Dividends paid	—	—	—	—	—	(4,551)	—	—	—	—	(4,551)	(255)	(4,806)
Other movements	—	—	—	—	—	(162)	—	—	—	—	(162)	60	(102)
Financial position at June 30, 2009	4,705	460	984	172	(2,688)	14,817	(360)	643	(259)	(1,570)	16,904	2,443	19,347
Condensed notes 1 to 15 and Appendix I are an integral part of these interim consolidated statements of changes in equity.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six-month ended June 30
Unaudited (Millions of euros)	2010	2009

Cash received from customers	34,363	32,850
Cash paid to suppliers and employees	(24,827)	(22,916)
Dividends received	110	88
Net interest and other financial expenses paid	(1,325)	(1,355)
Taxes paid	(1,213)	(1,344)

Net cash from operating activities	7,108	7,323

Proceeds on disposals of property, plant and equipment and intangible assets	38	234
Payments on investments in property, plant and equipment and intangible assets	(5,028)	(4,083)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	544	12
Payments on investments in companies, net of cash and cash equivalents acquired	(396)	(19)
Proceeds on financial investments not included under cash equivalents	181	—
Payments made on financial investments not included under cash equivalents	(1,368)	(133)
Net flows on cash surpluses not included under cash equivalents	(211)	(692)
Capital grants received	1	19

Net cash used in investing activities	(6,239)	(4,662)

Dividends paid	(3,003)	(2,330)
Transactions with equity holders	(730)	(476)
Proceeds on issue of debentures and bonds	4,056	4,186
Proceeds on loans, receivables and promissory notes	2,073	570
Cancellation of debentures and bonds	(1,990)	(1,860)
Repayments of loans, credits and promissory notes	(3,350)	(1,678)

Net cash used in financing activities	(2,944)	(1,588)

Effect of foreign exchange rate changes on collections and payments	(391)	147

Effect of changes in consolidation methods and other non-monetary effects	7	—

Net decrease (increase) in cash and cash equivalents during the period	(2,459)	1,221

Cash and cash equivalents at January 1	9,113	4,277

CASH AND CASH EQUIVALENTS AT JUNE 30	6,654	5,498

Reconciliation of cash and cash equivalents with the consolidated statement of financial position

BALANCE AT JANUARY 1	9,113	4,277

Cash on hand and at banks	3,830	3,236
Other cash equivalents	5,283	1,041

BALANCE AT JUNE 30	6,654	5,498

Cash on hand and at banks	5,313	3,421
Other cash equivalents	1,341	2,077
Condensed notes 1 to 15 and Appendix I are an integral part of these interim consolidated statements of cash flows.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP
CONDENSED EXPLANATORY NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS (CONDENSED ANNUAL ACCOUNTS) FOR THE
SIX MONTHS ENDED JUNE 30, 2010
(1)	INTRODUCTION AND GENERAL INFORMATION
Telefónica Group organizational structure
Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group,” “Telefónica”, or “the Group”) operating primarily in the telecommunications, media and contact center industries.
The parent company of the Group is Telefónica, S.A. (“Telefónica” or “the Company”), a public limited company incorporated for an indefinite period on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).
Corporate structure of the Group
Telefónica’s basic corporate purpose, pursuant to Article 4 of its by-laws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.
The Telefónica Group follows a regional, integrated management model based on three business areas by geographical market and integrated wireline and wireless businesses:
•	Telefónica Spain

•	Telefónica Latin America

•	Telefónica Europe
The business activities carried out by most of the Telefónica Group companies are regulated by broad-ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.
(2)	BASIS OF PRESENTATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
The condensed consolidated interim financial statements for the six months ended June 30, 2010 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2009.

The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting on July 28, 2010.
Unless indicated otherwise, the figures in these interim financial statements are expressed in millions of euros and rounded.
(3)	COMPARATIVE INFORMATION
Comparative information in the accompanying interim financial statements refers to the six-month periods ended June 30, 2010 and 2009, except for the consolidated statement of financial position, which compares information at June 30, 2010 and at December 31, 2009.
The main events affecting comparability of the consolidated information for the six months ended June 30, 2010 are described below.
The principal changes in the consolidation perimeter that occured in the first half of 2010 are described in Note 6 and Appendix I.
With respect to seasonality, the historical performance of consolidated results does not indicate that Group’s operations, taken as a whole, are subject to significant variations between the first and second halves of the year.
Devaluation of the Venezuelan bolivar
Regarding the devaluation of the Venezuelan bolivar on January 8, 2010, the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements are:
•
The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in translation differences under equity of the Group, generated an effect of approximately 1,810 million euros at the date of devaluation.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.
Classification of Venezuela as a hyperinflationary economy in 2009
Once the Group concluded that Venezuela should be classified as a hyperinflationary economy, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six months ended June 30, 2009 were adjusted to include the impact of hyperinflation and therefore differ from the statements originally issued for that period. The most significant adjustments are decreases in “Revenues from operations”, “OIBDA” and “Profit for the period attributable to equity holders of the parent” of 23 million euros, 58 million euros and 167 million euros, respectively, and an increase in “Equity” of 747 million euros.

(4)	ACCOUNTING POLICIES
The accounting policies applied in the preparation of the interim financial statements for the six months ended June 30, 2010 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2009, except for the adoption of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), and adopted by the European Union, effective as of January 1, 2010, and noted below:
•	IFRS 3, Business Combinations (Revised)

The revised version of IFRS 3 includes significant changes in the recognition of business combinations, mainly with respect to directly attributable acquisition costs, the recognition and measurement of contingent consideration related to the combination, the measurement of non-controlling interests and the accounting treatment of business combinations achieved in stages (step acquisitions). The changes introduced by the revised IFRS 3 affect acquisitions and transactions carried out on or after January 1, 2010, as well as the subsequent recognition of tax assets acquired in business combinations prior to that date, as provided for in the transitional provisions.

•	Amendment to IAS 27, Consolidated and separate financial statements

Pursuant to the amendments to IAS 27 arising from the revision of IFRS 3 Business combinations, changes in a subsidiary equity interests that do not result in the loss of control are accounted for as equity transactions. In addition, in accordance with the amendments to IAS 27, loss of control triggers remeasurement of the residual holding to fair value at the date when control is lost. These amendments affect redundant transactions with non-controlling interests taking place on or after January 1, 2010.

•	Improvements to IFRSs (April 2009)

These improvements establish a series of amendments to current IFRSs with the aim of removing inconsistencies and clarifying wording. These amendments did not have any impact on the results or financial position of the Group.

•	Amendment to IFRS 2, Group cash-settled share-based payment transactions

This amendment limits the scope of IFRS 2 and incorporates guidance previously included in IFRIC 8. As a result, IFRIC has been withdrawn. It also clarifies the accounting for group cash-settled share-based payment transactions between Group companies in the separate financial statements of the entity receiving the goods or services when another entity in the group or shareholder must pay for them (thereby incorporating the guidance previously included in IFRIC 11, which has also been withdrawn). The adoption of this amendment has not had any impact on the financial position or results of the Group.

•	Amendments to IAS 39, Eligible hedged items

The amendments were made to clarify two hedge accounting issues: the identification of inflation as a hedged item in a hedging relationship, and the designation of options purchased that hedge financial or non-financial items as hedging instruments. The adoption of these amendments has not had any impact on the financial position or results of the Group.

•	IFRIC 17, Distributions of non-cash assets to owners

This interpretation establishes the accounting treatment for non-cash assets, clarifying when to recognize the dividend payable, the measurement criteria for the non-cash assets and the accounting treatment for differences in the carrying amounts of the assets distributed and the carrying amount of the payment obligation that could rise upon settlement of the non-cash asset. The adoption of this amendment has not had any impact on the financial position or results of the Group.

New Standards amendments and IFRIC interpretations issued but not effective as of June 30, 2010
At the date of preparation of the interim financial statements, the following IFRS and IFRIC interpretations had been published, but their application was not mandatory:

Mandatory application: annual
Standards and amendments		periods beginning on or after

IFRS 9	Financial instruments	January 1, 2013

IAS 24 (Revised)	Related Party Disclosures	January 1, 2011

IAS 32 Amendment	Financial Instruments: Presentation — Classification of Rights Issues	February 1, 2010

Improvements to IFRSs (May 2010)		January 1, 2011 (*)

(*)
The amendments to IFRS 3 (2008) relating to the measurement of non-controlling interests and share-based payments, as well as the amendments to IAS 27 (2008) and IFRS 3 (2008) regarding consideration arising in business combinations acquired after the effective date of the revised standards, shall enter into effect for annual periods beginning on or after July 1, 2010.

Mandatory application: annual
Interpretations		periods beginning on or after

IFRIC 19	Extinguishing financial liabilities with equity instruments	July 1, 2010

IFRIC 14 Amendment	Prepayments of a minimum funding requirement	January 1, 2011
The Group is currently assessing the impact of the application of these standards, amendments and interpretations. Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial assets and transactions with financial assets carried out on or after January 1, 2013.

(5)	SEGMENT INFORMATION
The following table presents profit and capital expenditure information regarding the Group’s operating segments for the six months ended June 30, 2010 and 2009:

Six months ended June 30, 2010
		Telefónica
	Telefónica	Latin	Telefónica	Other and	Total
Millions of euros	Spain	America	Europe	eliminations	Group
External revenue from operations	9,175	11,964	7,252	662	29,053
Inter-segment revenue from operations	146	99	26	(271)	—
Other operating income and expenses	(4,944)	(7,573)	(5,243)	(388)	(18,148)

OIBDA (*)	4,377	4,490	2,035	3	10,905

Depreciation and amortization	(990)	(1,904)	(1,483)	(72)	(4,449)

OPERATING INCOME	3,387	2,586	552	(69)	6,456

CAPITAL EXPENDITURES	831	1,252	2,135	77	4,295

Six months ended June 30, 2009
		Telefónica
	Telefónica	Latin	Telefónica	Other and	Total
Millions of euros	Spain	America	Europe	eliminations	Group
External revenue from operations	9,615	10,852	6,533	565	27,565
Inter-segment revenue from operations	142	94	38	(274)	—
Other operating income and expenses	(4,919)	(6,713)	(4,692)	(341)	(16,665)

OIBDA (*)	4,838	4,233	1,879	(50)	10,900

Depreciation and amortization	(1,067)	(1,824)	(1,451)	(65)	(4,407)

OPERATING INCOME	3,771	2,409	428	(115)	6,493

CAPITAL EXPENDITURES	739	1,215	749	73	2,776

(*)
For the presentation of segment reporting, revenue and expenses arising from intra-group billings for trademark use and management agreements have been eliminated from each segment’s operating results, while projects managed centrally are included at the regional level. These adjustments do not affect the Group’s consolidated results.

The following table compares segment assets, liabilities and investments in associates at June 30, 2010 and December 31, 2009:

At June 30, 2010
		Telefónica
	Telefónica	Latin	Telefónica	Other and	Total
Millions of euros	Spain	America	Europe	eliminations	Group
Investments in associates	1	72	—	4,816	4,889

Fixed assets	13,924	26,877	29,902	1,422	72,125

Total allocated assets	27,203	44,716	37,412	5,653	114,984

Total allocated liabilities	17,059	24,189	7,775	43,971	92,994

At December 31, 2009
		Telefónica
	Telefónica	Latin	Telefónica	Other and	Total
Millions of euros	Spain	America	Europe	eliminations	Group
Investments in associates	3	2,453	—	2,480	4,936

Fixed assets	14,082	25,016	26,962	1,351	67,411

Total allocated assets	26,156	44,678	32,097	5,210	108,141

Total allocated liabilities	13,363	22,862	6,435	41,207	83,867

(6)	BUSINESS COMBINATIONS
•	Acquisition of HanseNet Telekommunikation Gmbh (HanseNet)
On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The purchase and sale of the shares was subject to compliance with a series of conditions, including approval of the transaction by the pertinent competition authorities, which was obtained on January 29, 2010.
The transaction was completed on February 16, 2010, and having complied with the terms established in the agreement dated December 3, 2009 by the parties, the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The final amount paid was approximately 913 million euros, which included 638 million euros of debt refinancing.
Upon the acquisition of this shareholding, the purchase price was allocated to the assets acquired and the liabilities and contingent liabilities assumed using generally accepted valuation methods for each type of asset and/or liability based on the best available information.

The provisional carrying amounts, fair values, goodwill and acquisition prices of the assets acquired and liabilities assumed in this transaction at the date control was obtained are as follows:

	HanseNet
	Carrying
Millions of euros	amount	Fair value
Intangible assets	277	309
Goodwill	461	N/A
Property, plant and equipment	514	536
Other assets	225	227

Financial liabilities	(655)	(665)
Deferred tax liabilities	—	(90)
Other liabilities and current liabilities	(326)	(356)

Value of net assets	496	(39)
Acquisition cost	—	275

Goodwill (Note 7)	—	314

In addition, the impact of this acquisition on cash and cash equivalents was as follows:

Millions of euros	HanseNet
Cash and cash equivalents of companies acquired	28

Cash paid in the acquisition	275

Total net cash outflow	247

•	Acquisition of JAJAH
In January 2010, the Telefónica Group, through its wholly owned subsidiary Telefónica Europe Plc, acquired 100% of the shares of JAJAH, the leading communications innovator, for 145 million euros.
These additions led to an increase in “Revenues from operations” and “OIBDA” in the six months ended June 30, 2010 of 346 and 2 million euros, respectively.

(7)	INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL
The movements in “Intangible assets” and “Property, plant and equipment” in the first half of 2010 are as follows:

	Intangible	Property, plant
Millions of euros	assets	and equipment	Total
Opening balance at December 31, 2009	15,846	31,999	47,845

Additions	1,907	2,388	4,295
Depreciation and amortization	(1,432)	(3,017)	(4,449)
Retirements	(13)	(13)	(26)
Changes in consolidation perimeter	376	436	812
Translation differences, monetary adjustment and others	1,132	2,027	3,159

Ending balance at June 30, 2010	17,816	33,820	51,636

“Additions” of intangible assets mainly include the acquisition of spectrum in Germany, after Telefónica O2 Germany GmbH won the related tender, for 1,379 million euros.
Changes in the consolidation perimeter are primarily relate to the inclusion of HanseNet in the Telefónica Group in the first half of 2010.
The movement in “Goodwill” in the six months ended June 30, 2010 is as follows:

Millions of euros	Goodwill
Opening balance at December 31, 2009	19,566

Additions	429
Retirements	(37)
Translation differences and others	531

Ending balance at June 30, 2010	20,489

“Additions” in the period mainly relate to the inclusion of HanseNet in the Telefónica Group. Similarly, “Retirements” includes the deconsolidation of Manx Telecom Ltd., which was sold in the first half of the year (see Appendix I).
Also, noteworthy is the impact of translation differences on intangible assets, property, plant and equipment and goodwill caused by fluctuations in the currency exchange rates of the countries in which the Group operates.

(8)	RELATED PARTIES
Significant shareholders
The main transactions carried out between Group companies and significant shareholders Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona (La Caixa), and their subsidiaries, are as follows:

Revenue and expenses	Six months ended June 30
(Millions of euros)	2010	2009
Finance costs	18	18
Leases	5	2
Services received	9	12
Other expenses	17	5

EXPENSES	49	37

Finance revenue	13	25
Dividends received	6	3
Services rendered	107	98
Sale of goods (finished or in process)	21	5
Other revenue	7	4

REVENUES	154	135

Other transactions	Six months ended June 30
(Millions of euros)	2010	2009
Finance arrangements: loans and capital contributions (lender)	2,177	1,001
Finance arrangements: loans and capital contributions (loanee)	807	933
Finance leases (lessee)	9	20
Repayment or cancellation of loans and lease arrangements (lessee)	4	1
Guarantees and deposits (given)	378	13
Guarantees and deposits (received)	4	1
Acquired commitments	29	—
Dividends and other earnings distributed	356	275
Other transactions (derivatives)	11,273	9,553
Associates
The breakdown of amounts recognized in the consolidated statements of financial position related to associates is as follows:

(Millions of euros)	June 30, 2010	June 30, 2009
Investments in associates	4,889	4,936
Long-term loans to associates	605	3
Short-term loans to associates	17	15
Current receivables from associates	186	262
Loans to associates	72	165
Current payables to associates	125	121

On January 11, 2010, Telco, S.p.A. (“Telco”) arranged a 1,300 million euro loan with Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A., Société Générale, S.p.A. and Unicredito, S.p.A., maturing on May 31, 2012, part of which is secured with Telecom Italia, S.p.A. shares. The lending banks have granted Telco shareholders a call option on the Telecom Italia, S.p.A. shares that they may be entitled to receive as a result of the potential execution of the pledge.
In line with the commitments assumed by Telco shareholders, on December 22, 2009, the rest of Telco’s financing needs with respect to debt maturities were met with a bridge loan granted by shareholders Telefónica, Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for approximately 902 million euros, and a bank bridge loan granted by Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for the remaining 398 million euros.
The financing from the bridge loans was substituted with a bond subscribed by Telco’s shareholder groups, on a pro-rate basis in accordance with their interests in the company, on February 19, 2010 for 1,300 million euros, of which 600 million euros corresponded to Telefónica.
The main transactions carried out with associates in the first half of 2010 and 2009 are as follows:

	Six months ended June 30
(Millions of euros)	2010	2009
Revenue from operations with associates	105	100
Expenses from operations with associates	280	260
In addition, in the first half of 2010, the Telefónica Group carried out transactions with Telecom Italia, S.p.A. and several of its group companies, amounting to 134 and 198 million euros of revenue from operations and operating expenses, respectively.
Guarantees granted by the Group in respect of associates at June 30, 2010 and 2009 amount to 196 and 356 million euros, respectively.
Joint ventures
On December 27, 2002, Telefónica Móviles, S.A. (currently Telefónica, S.A.) and PT Movéis Serviços de Telecomunicaçoes, SGPS, S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, N.V. (the Vivo Group), via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators (see Note 14). This company is integrated in the consolidated financial statements of the Telefónica Group using proportionate consolidation.
The contributions of Brasilcel, N.V. to the Telefónica Group’s consolidated statements of financial position at June 30, 2010 and December 31, 2009 are as follows:

(Millions of euros)	June 30, 2010	December 31, 2009
Current assets	1,392	1,170
Non-current assets	6,144	5,617
Current liabilities	1,360	1,170
Non-current liabilities	1,566	1,505

In addition, the main contributions to operating income in the consolidated income statements for the six months ended June 30, 2010 and 2009 are as follows:

	Six months ended 30 June
(Millions of euros)	2010	2009
Revenue from operations	1,645	1,248
Expenses from operations	1,235	953
Directors’ and senior executives’ compensation and other information
Pursuant to the disclosures established in Circular 1/2008, of January 30, of the Comisión Nacional del Mercado de Valores (the Spanish national securities commission, or CNMV), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2010 and 2009 are as follows:

Directors:	Six months ended June 30
(Thousands of euros)	2010	2009
Salaries	5,563	5,387
Variable compensation	8,186	8,058
Per diems	159	131
Others(1)	1,102	1,219

TOTAL	15,010	14,795

(1)
“Others” includes amounts received for: (i) medical and dental insurance premiums; (ii) compensation for membership in the various regional advisory committees (Andalusia, Catalonia and Valencia); and (iii) contributions made by the Telefónica Group to the Pension Plan for Senior Executives (Retirement Plan).

Other Director benefits:	Six months ended June 30
(Thousands of euros)	2010	2009
Contributions to pension plans	20	20
Life inssurance premiums	127	106

TOTAL	147	126

In addition, the total amounts paid to senior executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2010 and 2009 are as follows:

Directors:	Six-months ended June 30
(Thousands of euros)	2010	2009
Total compensation paid to Directors	8,061	7,624

(9)	SHAREHOLDER REMUNERATION
Dividends
The following dividends were distributed in the first half of 2010 and 2009:

	06/30/2010			06/30/2009
	%			%
	of nominal	Euros per	Amount	of nominal	Euros per	Amount
(Millions of euros)	amount	share	paid	amount	share	paid
Dividends charged to profit for the period	65%	0.65	2,938	50%	0.50	2,277

Dividends charged to unrestricted reserves	—	—	—	—	—	—

In addition, approval was given at the General Shareholders’ Meeting of June 2, 2010 to pay a gross 0.65 euros dividend per share outstanding, up to a maximum amount of 2,966 million euros, with a charge to unrestricted reserves. This dividend will be payable on November 8, 2010. The outstanding amount is included in “Trade and other payables” under “Current liabilities” of the accompanying consolidated statement of financial position.
Treasury shares
The following transactions involving treasury shares were carried out in the six months ended June 30, 2010 and 2009:

Number of
shares
Treasury shares at December 31, 2009	6,329,530

Acquisitions	43,100,000

Treasury shares at June 30, 2010	49,429,530

Treasury shares at December 31, 2008	125,561,011

Acquisitions	32,809,322

Treasury shares at June 30, 2009	158,370,333

The Group held 150 and 11 million options on treasury shares at June 30, 2010 and 2009, respectively.
The Company also has a derivative financial instrument on 29.64 million Telefónica shares, subject to net settlement.
On June 30, 2010, the second phase of the Telefónica, S.A. share option plan ended, which will entail the delivery of up to 5,556,234 shares to Telefónica Group managers.

(10)	FINANCIAL ASSETS AND LIABILITIES
The breakdown of financial assets of the Telefónica Group at June 30, 2010 and December 31, 2009 is as follows:

	At June 30, 2010
	Fair value through
	profit or loss					Total
	Held for	Fair value	Available-	Amortized		carrying
(Millions of euros)	trading	option	for-sale	cost	Hedges	amount
Non-current financial assets	1,085	219	1,107	2,717	3,099	8,227

Equity investments	—	—	495	—	—	495
Long-term credits	6	219	612	1,722	—	2,559
Deposits and guarantees	—	—	—	1,330	—	1,330
Derivative instruments	1,079	—	—	—	3,099	4,178
Provisions	—	—	—	(335)	—	(335)

Current financial assets	953	118	307	7,149	186	8,713

Financial investments	953	118	307	495	186	2,059
Cash and cash equivalents	—	—	—	6,654	—	6,654

Total financial assets	2,038	337	1,414	9,866	3,285	16,940

	At June 30, 2010
	Fair value through profit or
	loss				Total
	Held for	Fair value	Amortized		carrying
(Millions of euros)	trading	option	cost	Hedges	amount
Issues	—	—	40,979	—	40,979
Interest-bearing debt	824	—	17,717	2,090	20,631

Total financial liabilities	824	—	58,696	2,090	61,610

	At December 31, 2009
	Fair value through
	profit or loss					Total
	Held for	Fair value	Available-	Amortized		carrying
(Millions of euros)	trading	option	for-sale	cost	Hedges	amount
Non-current financial assets	930	233	1,248	2,005	1,572	5,988

Equity Investments	—	—	654	—	—	654
Long-term credits	91	233	594	1,022	—	1,940
Deposits and guarantees	—	—	—	1,496	—	1,496
Derivative instruments	839	—	—	—	1,572	2,411
Provisions	—	—	—	(513)	—	(513)

Current financial assets	859	134	237	9,730	59	11,019

Financial investments	859	134	237	617	59	1,906
Cash and cash equivalents	—	—	—	9,113	—	9,113

Total financial assets	1,789	367	1,485	11,735	1,631	17,007

	At December 31, 2009
	Fair value through profit or
	loss				Total
	Held for	Fair value	Amortized		carrying
(Millions of euros)	trading	option	cost	Hedges	amount
Issues	—	—	35,843	—	35,843
Interest-bearing debt	705	—	17,958	2,285	20,948

Total financial liabilities	705	—	53,801	2,285	56,791

The change in “Available-for-sale” financial assets relates mainly to the trends in market value of the investments classified in this category.
The movements in the Group’s issues in the six months ended June 30, 2010 and 2009 are as follows:

			Repurchases	Exchange-
	Balance at		or	rate effects	Balance at
Issues (millions of euros)	12/31/2009	Issues	redemptions	and other	06/30//2010
Debt securities issued in an EU Member State requiring the registry of a prospectus	23,716	2,163	(1,515)	83	24,447

Debt securities issued in an EU Member State not requiring the registry of a prospectus	183	—	—	37	220

Other debt securities issued outside an EU Member State	11,944	2,906	(765)	2,227	16,312

TOTAL	35,843	5,069	(2,280)	2,347	40,979

			Repurchases	Exchange-
	Balance at		or	rate effects	Balance at
Issues (millions of euros)	12/31/2008	Issues	redemptions	and other	06/30//2009
Debt securities issued in an EU Member State requiring the registry of a prospectus	19,632	4,044	(1,624)	(584)	21,468

Debt securities issued in an EU Member State not requiring the registry of a prospectus	174	—	—	5	179

Other debt securities issued outside an EU Member State	10,273	263	(760)	257	10,033

TOTAL	30,079	4,307	(2,384)	(322)	31,680

The main financing transactions, debt repayments or debt maturities in the first half of 2010 are as follows:

Name of	ISIN	Issue /	Type of	Transaction	Nominal	Issue	Outstanding	Interest	Listing
issuer	code	cancellation	security	date	amount	currency	balance	rate	market
T. Emisiones, S.A.U.	XS0494547168	Issue	Bond	03/24/2010	1,400	EUR	1,395	3.406%	London
T. Emisiones, S.A.U.	US87938WAK99	Issue	Bond	04/26/2010	1,200	USD	996	2.582%	NYSE
T. Emisiones, S.A.U.	US87938WAL72	Issue	Bond	04/26/2010	900	USD	762	3.729%	NYSE
T. Emisiones, S.A.U.	US87938WAM55	Issue	Bond	04/26/2010	1,400	USD	1,227	5.134%	NYSE
T. Emisiones, S.A.U.	XS0261634637	Cancellation	Bond	01/25/2010	(1,250)	EUR	—	Euribor (3m)+0.35%	London
T. Emisiones, S.A.U.	XS0305573957	Cancellation	Bond	06/21/2010	(2,400)	CZK	—	Prior + 0.16%	London
Telefónica, S.A.	Various	Issue	Promissory note	Misc.	720	EUR	101	0.5258%	AIAF
Telefónica, S.A.	Various	Cancellation	Promissory note	Misc.	(873)	EUR	—	0.5574%	AIAF
T. Europe, BV	Various	Issue	Commercial paper	Misc.	4,515	EUR	1,317	0.5140%	N/A
T. Europe, BV	Various	Cancellation	Commercial paper	Misc.	(3,747)	EUR	—	0.4285%	N/A
Telesp	BRTLPPDBS000	Cancellation	Debenture	06/07/2010	(1,500)	BRL	—	100%CDI+0.35%	N/A
On March 24, 2010, Telefónica Emisiones, S.A.U. issued 1,400 million euros worth of bonds in the euromarket under the issuance program (EMTN) registered with the Financial Services Authority (FSA) of London on July 3, 2009. The bonds are guaranteed by Telefónica, S.A.
On April 26, 2010, Telefónica Emisiones, S.A.U. issued 3,500 million US dollars (approximately 2,852 million euros at June 30, 2010) worth of bonds in the euromarket under the issuance program registered with the United States Securities and Exchange Commission (SEC) on May 8, 2009. The bonds are guaranteed by Telefónica, S.A. This issue entails three tranches: the first for 1,200 US dollars maturing on April 26, 2013; the second for 900 million US dollars maturing on April 27, 2015, and the third for 1,400 million US dollars maturing on April 27, 2020.
On January 25, 2010, Telefónica Emisiones, S.A.U. repaid at maturity the bonds issued on July 25, 2006 under the EMTN registered with the FSA of London for an aggregate amount of 1,250 million euros. The bonds were guaranteed by Telefónica, S.A.
On June 21, 2010, Telefónica Emisiones, S.A.U. repaid at maturity the bonds issued on June 19, 2007 under the bond issuance program (“EMTN”) registered with the FSA of London for an aggregate amount of 2,400 million Czech crowns (approximately 94 million euros). The bonds were guaranteed by Telefónica, S.A.
In the first half of 2010, Telefónica, S.A. made the following voluntary early repayments on the 6,000 million euros syndicated loan arranged on June 28, 2005:
•	500 million euros on January 29, 2010.
•	500 million euros on February 11, 2010.
•	170 million euros on April 7, 2010.
•	330 million euros on April 12, 2010.
•	700 million euros on May 7, 2010.
On June 7, 2010, Telecomunicaçoes de Sao Paulo, S.A. (Telesp) redeemed early 1,500 million Brazilian reais (approximately 679 million euros) of bonds issued on September 1, 2004. The original maturity was September 1, 2010.

All these issuers have “A-/A-/Baa1” credit ratings except for Telesp, which has a local “Aa1.br” rating.
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V., both of which are wholly owned subsidiaries of Telefónica, S.A.
(11)	AVERAGE NUMBER OF GROUP EMPLOYEES
The average numbers of Group employees in the first six months of 2010 and 2009 are as follows:

Average number of employees	June 30, 2010	June 30, 2009

Males	125,176	127,119
Females	136,473	128,463

Total	261,649	255,582

The average number of employees at the various companies of the Atento Group performing contact center activities at June 30, 2010 and 2009 was 135,857 and 130,642, respectively.
(12)	INCOME TAX
There were no significant changes in the tax charges in the accompanying comparative income statements for the six months ended June 30, 2010 and 2009. However, the deviation in both periods with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities.
(13)	OTHER INFORMATION
With regard to ongoing litigation and commitments at June 30, 2010, and the litigation reported in Note 21.a) to the consolidated annual financial statements for the year ended December 31, 2009, the main developments in the first six months of 2010 are as follows:
•	Appeal for judicial review of the Spanish Competition Court (TDC) ruling
Regarding the TDC ruling levying a 57 million euros fine on Telefónica de España, S.A.U. for alleged unfair trade practices consisting of the abuse of a dominant market position, on April 20, 2010 the Supreme Court issued a ruling upholding the decision of the National Appellate Court overturning the TDC ruling, depriving of effect the 57 million euros fine imposed on Telefónica de España, S.A.U.
•	Cancellation of the UMTS license granted to Quam GMBH in Germany
The appeal lodged by Quam GmbH against the Cologne Administrative Court’s decision rejecting its claim seeking the suspension of the revocation order and reimbursement for the total or partial payment of the original amount paid for the license was rejected by the Supreme Administrative Court of North Rhine-Westphalia. Quam GmbH filed a new claim in third instance, which was admitted for processing, and currently awaiting a court decision.
The contingencies arising from the litigation and commitments described above were evaluated when the interim financial statements for the six months ended June 30, 2010 were prepared as described in the consolidated financial statements for the year ended December 31, 2009, and the provisions recorded in respect of the commitments taken as a whole are not material.

(14)	SUBSEQUENT EVENTS
The following events regarding the Group took place between the reporting date and July 28, 2010:
•
On July 19, 2010, Telefónica Finanzas México, S.A. de C.V. held two issues of peso bonds for a combined amount of 6,000 million Mexican pesos (equivalent to approximately 362 million euros) under its peso bond program, which was approved and registered on July 28, 2009 with the Mexican National Banking and Securities Commission. The peso bonds are guaranteed by Telefónica, S.A. The first issue entailed 2,000 million Mexican pesos of fixed-rate bonds maturing July 6, 2020, and the second 4,000 million Mexican pesos of floating-rate bonds maturing July 14, 2014.

•
On July 19, 2010, the auction of spectrum for the 1850-1910/1930-1990 MHz and 1710-1770/2110-2170 MHZ bandwidths held in Mexico concluded. Telefónica México acquired eight additional blocks of radioelectric spectrum, equating to 140 MHz in the 1900 MHz auction and 60 MHz in the 1700 MHz auction.

After payment of amounts bid, the titles of ownership to the 1900 MHz band were provided by the regulator on July 22, 2010. Titles of ownership to the 1700 MHz band have yet to be made official.
Telefónica México offered a total of 332 million US dollars between the two spectrums on auction. The estimated present value of the future rights to the 200Mhz of frequency won, to be paid over the next 20 years, is 1,011 million US dollars.
•
On July 28, 2010, Telefónica and Portugal Telecom SG SGPS, S.A. (“Portugal Telecom”) have signed an agreement for the acquisition by Telefónica (directly or through any of the companies within its Group) of 50% of the capital stock of Brasilcel, N.V. (company jointly owned by Telefónica and Portugal Telecom, which owns shares representing, approximately, 60% of the capital stock of the Brazilian company Vivo Participações, S.A.) owned by Portugal Telecom. The acquisition price for the aforementioned capital stock of Brasilcel, N.V. is 7,500 million euros, of which 4,500 million euros will be satisfied at the closing of the transaction, 1,000 million euros on December 30, 2010, and 2,000 million euros on October 31, 2011, although Portugal Telecom will be able to request for this last payment to be executed on July 29, 2011, and therefore the price of the acquisition and the closing payment will be reduced in approximately 25 million euros.

This agreement establishes that the closing of this acquisition transaction will occur within a 60 days period since the signature of the agreement. Telefónica considers that in the aforementioned period, the relevant approval of the Brazilian authority will be obtained.
On closing, agreements entered into by Telefónica and Portugal Telecom in year 2002 regarding their joint venture in Brazil shall terminate (shareholders agreement and subscription agreement).

•
On July 28, 2010, Telefónica executed a syndicated facility agreement (“Facility Agreement”) with several domestic and international financial entities in an aggregate amount of up to 8,000 million euros.

This Facility Agreement is divided into two tranches: the first, a three-year term loan facility, in an aggregate amount of up to 5,000 million euros and a second one, a five-year revolving credit facility, in an aggregate amount of up to 3,000 million euros. The first tranche includes an option to extend the original maturity for an additional year, subject to the lenders’ consent.
The proceeds obtained from this Facility Agreement will be used to: (i) refinance part of the Company’s existing debt and (ii) fund the acquisition of the shares of Brasilcel, N.V. owned by Portugal Telecom.
(15)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION
These interim financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish language version prevails.
These interim financial statements are presented on the basis of International Accounting Standards (IAS) 34 Interim Financial Reporting and article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform with generally accepted principles in other countries.

APPENDIX I: CHANGES IN THE CONSOLIDATION PERIMETER
The following changes have taken place in the consolidation perimeter since the date of authorization for issue of the 2009 consolidated financial statements:
Telefónica O2 Europe
In January 2010, the Telefónica Group, through its wholly owned subsidiary Telefónica Europe Plc, acquired 100% of the shares of JAJAH Inc., the leading communications innovator, for 145 million euros. This company has been included in the Telefónica Group’s consolidation perimeter using the full consolidation method.
In February 2010, Irish company Telfin Ireland Limited was incorporated, with an initial capital of approximately 919 million euros, fully subscribed by its sole shareholder, Telefónica, S.A. This company has been included in the Telefónica Group’s consolidation perimeter using the full consolidation method.
On February 16, 2010, upon compliance with the established terms of acquisition, the Telefónica Group, through its Telefónica Deutschland GmbH subsidiary, completed the acquisition of 100% of the shares of HanseNet Telekommunikation GmbH. The final amount paid was approximately 913 million euros, of which 638 million euros related to the refinancing of the acquiree’s debt. The company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.
In June 2010, British company Manx Telecom Limited was sold for 132.5 million pounds sterling, equivalent to approximately 164 million euros. This sale generated income of 61 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation perimeter.
Telefónica Spain
In April 2010, Teleinformática y Comunicaciones, S,A, (Telyco) disposed of its subsidiary Telyco Marruecos, S.A. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation perimeter.

Telefónica Latin America
On June 30, 2010 the Telefónica Chile group embarked on a corporate restructuring. The restructuring was executed through the acquisition by Inversiones Telefónica Móviles Holding Limitada of all the fixed-line assets in Chile through its acquisition of Telefónica Internacional Chile, Ltda. (the holding company of the assets). To fund the acquisition, the acquiring company applied for a 869 million euros loan from Telfin Ireland Limited (Irish company of the Group that carries out intragroup financing transactions).
Other companies
In April 2010, Chilean company Telefónica Factoring Chile, S.A., which is 50% owned by the Telefónica Group, was incorporated. This company is included in the consolidation perimeter through equity method accounting.
In June 2010, the Telefónica Group reduced its ownership interest in Portugal Telecom by 7.98% resulting in cash inflow of 631 million euros from the sale of the ownership interests. In addition, Telefónica has entered into three equity swap contracts for Portugal Telecom shares with a number of financial institutions, subject to net settlement, which grant Telefónica the equivalent total return of the investment. The investment is no longer reflected in the consolidation perimeter through the equity method of accounting.

INTERIM CONSOLIDATED MANAGEMENT REPORT
TELEFÓNICA GROUP
Consolidated Results
The structure of the Telefónica Group by business unit Telefónica España, Telefónica Latin América and Telefónica Europe, in line with the current integrated, regional management model, means that the legal structure of the companies is not relevant for the presentation of Group financial information.
Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expense resulting from intra-group invoicing for use of the brand and management contracts have been excluded from the operating results for each Group region. At the same time, the impacts derived from projects managed at a centralized level are included at a regional level. In any case, these effects do not have an impact on consolidated results.
In line with this reorganization, Telefónica has included in Telefónica España, Telefónica Latinoamérica and Telefonica Europe all the information related to the fixed, mobile, cable, Internet and pay TV businesses, in accordance with its geographic allocation. The “Other companies” heading includes the Atento business and other holding companies and eliminations in the consolidation process.
Also, in the context of the organization and integrated management of the fixed and wireless businesses in Spain, and with the objective of facilitating understanding and monitoring of the financial performance of the Company’s operations in this market and avoiding distortions which, without affecting the consolidated results of Telefónica España, may result in an erroneous interpretation of the individual performance of each of the businesses — especially at the level of operating expenses and investment, from the first quarter of 2010 the Company has decided to publish the selected consolidated financial data corresponding to Telefónica España, providing breakdown by business only at a revenue level. The Company will continue to report all the operating metrics previously reported.
With regard to financial results, it is worth mentioning that during 2009 and the beginning of 2010 several factors have surfaced with respect to the Venezuelan economy that according to International Financial Reporting Standards (IFRS) led to consider as hyperinflationary from January 1st, 2009. As a result, the financial results of Telefónica Group published related to the fiscal year 2009 were restated taking into consideration the above mentioned effects.
During the first half of 2010, Telefónica made progress with the priorities it had set for the full year. Thus, total accesses reached 277.8 million by the end of June 2010, with year-on-year growth at 5.2%. By region, of particular note are the expansion of the customer base at Telefónica Latinoamérica (+9.5% year-on-year) and Telefónica Europe (+14.6%). As a result, the Company has added more than 13.2 million new customers since the beginning of the year.
This performance reflects not only the increased commercial efforts of the different Group companies, which increased the total number of gross adds by 16.2% year-on-year in the first six months of 2010, but also the continued improvement in total churn, which has dropped to 2.2% up to June 2010 (-0.1 percentage points versus the first half of 2009). The lower churn across all services was driven by quality improvements and successful customer loyalty and retention programmes.

By access type:
•	Mobile accesses of the Telefónica Group rose 5.0% year-on-year to 211.0 million by the end of June 2010.
As a result of the Company focus on higher-value customers, there was a significant rise in contract net adds. This has left a total of 64.3 million contract customers (+14.3% year-on-year), which represents 31% of Group mobile accesses (vs. 28% last year).
At the same time, mobile broadband accesses continue to grow strongly, reaching 17 million (+84.6% year-on-year) as of June 30th.
By region, it is worth highlighting that 2010 first-half net adds increased year-on-year across all regions.
Net adds in Latin America exceeded 7.2 million accesses, almost tripling the first-half figure in 2009.
•
Retail fixed broadband accesses totalled 16.4 million, with a year-on-year growth of 25.2%. There were 2.9 million net adds in the first half, 4.9 times higher than during the same period in 2009. Especially noteworthy were the first-half net adds at Telefónica Latinoamérica, which rose 71.5% year-on-year to almost half a million accesses thanks to the consolidation of the improving trend in Brazil and Colombia and continued growth in Peru, Argentina, and Chile. Meanwhile, Telefónica Spain net adds for the first six months of 2010 reached 143 thousand, 1.7 times the figure for the same period last year.

Bundles of voice, broadband, and TV services remain key to Group strategy and churn control. In Spain, nearly 90% of retail fixed broadband accesses are bundled as part of either a dual or triple service package, while in Latin America 57% of broadband accesses are bundled as part of a dual or triple package.
•	Pay TV accesses stood at 2.7 million at the end of June 2010, up 10.4% year-on-year.
•	Fixed telephony accesses exceeded 41.7 million, and remained virtually flat year-on year (-0.5%).
Increased commercial activity over the last few months boosted accesses and usage growth, enabling the consolidation of the acceleration in Group revenue growth in the first half of the year. Revenues rose to 29,053 million euros in the first six months of 2010, (+5.4% year-on-year). This performance reflects the positive contribution from foreign exchange rates and the consolidation of HanseNet and Jajah from the first quarter of 2010. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, revenues would have increased 3.2% year-on-year.
It is important to highlight the fact that Telefónica Latinoamérica and Telefónica Europe account for 67% of Group revenue, and that Telefónica España now only accounts for 32%.
By service, broadband connectivity revenues (both fixed and mobile) and revenues from applications and new services continue to increase their contribution to the Group figure.
Telefónica Group’s operating expenses amounted to 18,763 million euros over the first six months of the year, 10.0% more than in the same period in 2009. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, operating expenses would have increased 7.0% year-on-year. By component:
•
Supplies in the first half of 2010 rose 3.9% year-on-year to 8,334 million euros. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, supplies would have increased 1.7% year-on-year. This performance is mainly explained by the higher interconnection costs at Telefónica Latinoamérica and by the handset costs in all three regions on the back of the high commercial activity. These partially offset the drop in interconnection expenses at Telefónica Europe and the flat figure at Telefónica España.

•
Personnel expenses amounted to 3,793 million euros for the first half, a growth of 16.4% year-on-year. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, personnel expenses would have increased 13.0% year-on-year. The average number of employees for the first six months of the year was 261,649 (+6 thousand versus June 2009), mainly due to the larger workforce at the Atento Group. Excluding Atento, Telefónica Group’s average workforce rose 0.7% year-on-year to 125,792.

It is worth noting that in the first half of 2009 the Company revised its estimates made in previous years relating to workforce restructuring programmes in various countries, being recognised as lower costs (97 million euros). In the first half of 2010 there were recorded restructuring charges, mainly at Telefónica Europe (23 million euros).
•
External service expenses amounted to 5,611 million euros over the first six months of the year, a 17.5% year-on-year growth. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, external service expenses would have increased 13.0% year-on-year. This increase is largely due to the higher commercial costs in the three regions and increased network and systems management expenses at Telefónica Latinoamérica and, to a lesser extent, at Telefónica Europe.

Elsewhere, within Telefónica Group’s strategy framework of launching global initiatives, it is worth highlighting that in the first half of 2010 the Group recorded a positive contribution from the centralization of processes within the Group, reaching 90 million euros at the revenue level and 85 million euros in terms of OIBDA.
Gains on sale of fixed assets amounted to 99 million euros in the first half of 2010, and were mainly the result of the disposal of Manx Telecom at the end of June, which generated a capital gain of 61 million euros.
As a result, operating income before depreciation and amortization (OIBDA) totalled 10,905 million euros in the first six months of the year (+0.04% year-on-year). Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, OIBDA would have decreased 1.3% year-on-year.
OIBDA margin reached 37.5% over the six-month period (-2.0 percentage points year-on-year).
By region, the highlights are the OIBDA growth at Telefónica Latinoamérica, which rose 6.1% versus the first half of 2009 and more than offsets the lower contribution from Telefónica España (-9.5%), which has been hit by the adverse economic conditions and the increased commercial activity. As a result, 60% of Group OIBDA was generated outside Spain in the first half of 2010.
Depreciation and amortization in the first half of 2010 reached 4,449 million euros, a year-on-year increase of 0.9%.
This left operating income (OI) for the first six months at 6,456 million euros (-0.6% year-on-year). Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, OI would have increased 1.1% year-on-year.
First-half share of profit from associates rose to 72 million euros, compared to 30 million euros over the same period last year. This improvement is largely due to the better results from the Company’s stake in Telco S.p.A., and the inclusion of China Unicom’s results (in the first half of 2009 the latter was not consolidated under the equity method).

Net Financial Expenses at the end of June 2010 amounted to 1,254 million euros (-13.7% year-on-year). Year-on year performance is explained mainly by:
•	Changes in the foreign exchange gains and losses through June 2010 yielded a lower expense of 37 million euros in comparison with June 2009.
•	A 24 million euros decrease in expenses due to interest rate drops captured throughout last year mainly in European currencies.
•
Changes of the actual value of commitments derived mainly from the pre-retirement plans and other positions equally accounted at market value have generated a lower expense of 68 million euros in comparison with the same period of the previous year.

•	Changes in Venezuela’s hyperinflation effect yielded a lower expense of 137 million euros.
•	An increase of 6.0% in the average debt has generated expenses of 67 million euros.
Interest related financial expenses during first half of 2010 amounted to 1,172 million euros, a cost of 4.9% over total average financial debt of 47,840 million euros. Total average financial expenses over total average financial debt totalled 5.3%.
Free cash flow generated by the Telefónica Group through the end of June 2010 amounted to 2,467 million euros, of which 2,938 million euros were assigned to Telefónica, S.A. dividend payment, 730 million euros were devoted to the acquisition of Telefónica treasury shares and 427 million euros to commitment cancellations derived mainly from the pre-retirements plans. In addition, there was a net payment of 1,025 million euros due to financial investments and divestments. As a result, net financial debt increased by 2,653 million euros. On the other hand, net debt increased by an additional 2,208 million euros because of the foreign exchange impact, changes in the consolidation perimeter and other effects on financial accounts. All this has led to an increase of 4,861 million euros with respect to the net financial debt at the end of 2009 (43,551 million euros), leaving the final figure at June 2010 at 48,412 million euros.
The leverage ratio, net debt over OIBDA, is maintained at 2.2x at June 2010.
During the first half of 2010, the financing activity of the Telefónica Group, excluding short term Commercial Paper Programmes activity, rose to over 5,400 million equivalent euros considering euro dollar forex rate at the end of June, with the main objective of financing in advance 2011 debt at the holding level. To highlight the 5 year Euro-denominated bond issue for an amount of 1,400 million raised in March 2010 and the US dollar-denominated bond issue for an amount of 3,500 million dollars raised in April 2010, distributed in three tranches: a 3 year tranche of 1,200 million dollars, a 5 year tranche of 900 million dollars and a 10 year tranche of 1,400 million dollars. It is also worth mentioning the loan facility for telecom equipment purchases for an amount of nearly 500 million dollars with the guaranty of the Swedish Export Credit Agency (EKN) signed in February.
During the first half of the year, we have proceed to pay back banking debt (syndicate facility) maturing in 2011 for an amount of 2,200 million euros.
Telefónica, S.A. and its holding companies have continued active during the first half of the year under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance of approximately 1,400 million euros at June.

Regarding Latin America, Telefónica subsidiaries have tapped the capital markets up to June for an amount of nearly 800 million equivalent euros, mainly for refinancing 2010 maturities.
At the end of June 30, 2010, bonds and debentures represented 67% on the consolidated financial debt breakdown, while debt with financial institutions reached a 33% weight.
In the first half of 2010 corporate income tax reached 1,428 million euros, implying a 27.1% accrued tax rate.
Losses attributable to non-controlling interests reduced net profit in the first half of 2010 by 71 million euros (-64 million euros in the first half of 2009), mainly due to non-controlling interests in the profits of Telesp, Telefónica O2 Czech Republic and in the losses of Telefónica Telecom. The year-on-year growth of 10.8% is explained by the increased profits attributable to non-controlling interests at Telesp and Brasilcel.
As a result, consolidated net income in the first half of 2010 reached 3,775 million euros, an increase of 9.4% versus the same period last year. Basic earnings per share stood at 0.83 euros, 10.1% higher than in the first six months of 2009.
In the first-half of 2010, CapEx in growth and transformation projects remaining a priority, particularly those aimed at meeting demand for fixed and mobile broadband services.
It should be highlighted that in the second quarter of 2010 Telefónica 02 Germany acquired additional spectrum for 1,379 million euros (2 blocks of 800MHz, 1 of 2.0GHz, and 4 of 2.6GHz), which left first-half CapEx (including the investment relating to this spectrum acquisition) at 4,295 million euros.
As a result, operating cash flow (OIBDA-CapEx) for the first six months of the year reached 6,610 million euros. The growth at Telefónica Latinoamérica (to 3,239 million euros) did not offset the decline at Telefónica España, whose operating cash flow dropped to 3,547 million euros and Telefónica Europe to -100 million euros, affected by the spectrum acquisition in Germany.

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)

	January - June
	2010	2009	% Chg

Final Clients Accesses	273,513.3	260,105.6	5.2
Fixed telephony accesses (1)	41,743.5	41,952.8	(0.5)
Internet and data accesses	18,117.0	14,878.1	21.8
Narrowband	1,599.0	1,654.0	(3.3)
Broadband (2)	16,351.8	13,059.5	25.2
Other (3)	166.1	164.6	0.9
Mobile accesses	210,978.3	200,853.1	5.0
Prepay	146,628.4	144,548.9	1.4
Contract	64,349.9	56,304.2	14.3
Pay TV	2,674.5	2,421.6	10.4

Wholesale Accesses	4,249.0	3,808.5	11.6
Unbundled loops	2,382.2	2,003.2	18.9
Shared ULL	324.8	546.1	(40.5)
Full ULL	2,057.4	1,457.1	41.2
Wholesale ADSL (4)	577.6	475.0	21.6
Other (5)	1,289.2	1,330.4	(3.1)

Total Accesses	277,762.3	263,914.1	5.2

Notes:

-	Year-on year changes are affected by the disconnection of inactive customers in December 2009 and in the second quarter of 2010, as well as the inclusion of the customers of HanseNet since March 2010.

(1)
PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits. (3) Retail circuits other than broadband.

(3)	Retail circuits other than broadband.

(4)	Includes ULL rented by T. O2 Germany.

(5)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.

Financial Data
TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January - June
		2010	2009	% Chg

I	Cash flow from operations	9,537	9,954	(4.2)
II	Net interest payment (1)	(1,215)	(1,268)
III	Payment for income tax	(1,213)	(1,344)
A=I+II+III	Net cash provided by operating activities	7,109	7,343	(3.2)
B	Payment for investment in fixed and intangible assets (2)	(5,004)	(4,082)
C=A+B	Net free cash flow after CapEx	2,105	3,260	(35.4)
D	Net Cash received from sale of Real Estate	14	233
E	Net payment for financial investment	(1,039)	(141)
F	Net payment for operations with minority shareholders and treasury stock (3)	(3,733)	(2,806)
G=C+D+E+F	Free cash flow after dividends	(2,653)	548	c.s.
H	Effects of exchange rate changes on net financial debt	2,972	1,005
I	Effects on net financial debt of changes in consolid. and others	(764)	865
J	Net financial debt at beginning of period	43,551	42,733
K=J-G+H+I	Net financial debt at end of period	48,412	44,055	9.9

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.

(2)	Includes 1,379 million euros from the acquisition of spectrum in Germany in the second quarter of 2010.

(3)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are fully consolidated.

- Note: 2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January - June
	2010	2009	% Chg

OIBDA	10,905	10,900	0.0
- CapEx accrued during the period	(4,295)	(2,776)
- Payments related to cancellation of commitments	(427)	(422)
- Net interest payment	(1,215)	(1,268)
- Payment for tax	(1,213)	(1,344)
- Results from the sale of fixed assets	(99)	3
-Investment In working capital and other deferred income and expenses	(1,550)	(1,834)
= Net Free Cash Flow after CapEx	2,105	3,260	(35.4)
+ Net Cash received from sale of Real Estate	14	233
- Net payment for financial investment	(1,039)	(141)
- Net payment for operations wirh minority shareholders and treasury stock	(3,733)	(2,806)
= Free Cash Flow after dividends	(2,653)	548	c.s.
Unaudited figures (Euros in millions)

	January - June
	2010	2009	% Chg

Net Free Cash Flow after CapEx	2,105	3,260	(35.4)
+ Payments related to cancellation of commitments	427	422
- Operations with minority shareholders	(65)	(41)
= Free Cash Flow	2,467	3,642	(32.3)
Weighted average number of ordinary shares outstanding during the period (millions)	4,532	4,560
= Free Cash Flow per share (euros)	0.54	0.80	(31.8)

- Notes:

-
The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after operations with minority shareholders, due to cash recirculation within the Group.

-	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.

-	Includes 1,379 million euros from the acquisition of spectrum in Germany in the second quarter of 2010.

NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		June 2010

	Long-term debt (1)	46,250
	Short term debt including current maturities	15,876
	Cash and cash equivalents	(6,654)
	Short and Long-term financial investments (2)	(7,060)
A	Net Financial Debt	48,412
	Guarantees to IPSE 2000	71
B	Commitments related to guarantees	71
	Gross commitments related to workforce reduction (3)	3,942
	Value of associated Long-term assets (4)	(821)
	Taxes receivable (5)	(1,108)
C	Net commitments related to workforce reduction	2,013
A + B + C	Total Debt + Commitments	50,496
	Net Financial Debt / OIBDA (6)	2.2x
	Total Debt + Commitments/ OIBDA (6)	2.3x

(1)	Includes “long-term financial debt” and 516 million euros of “other long-term debt”.

(2)	Current financial assets and 5,001 million euros recorded under the caption of “Non-current financial assets and investments in associates”.

(3)
Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(4)
Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(5)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.

(6)	Calculated based on June 2010 OIBDA linearly annualized, and excluding results on the sale of fixed assets.

-Note:	2010 reported figures include the hyperinflationary adjustments in Venezuela.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	June 2010
	EUR	LATAM	GBP	CZK	USD

Currency mix	69%	16%	7%	4%	4%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change

Moody’s	Baa1	P-2	Positive	17/02/2009
JCR	A	—	Stable	17/12/2008
S&P	A-	A-2	Stable/CW Negat.	08/06/2010
Fitch/IBCA	A-	F-2	Stable	25/11/2008

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Jun 2010	Jan - Jun 2009	June 2010	December 2009

USA (US Dollar/Euro)	1.324	1.331	1.227	1.441
United Kingdom (Sterling/Euro)	0.870	0.894	0.817	0.888
Argentina (Argentinean Peso/Euro)	5.128	4.836	4.824	5.474
Brazil (Brazilian Real/Euro)	2.379	2.915	2.211	2.508
Czech Republic (Czech Crown/Euro)	25.730	27.126	25.695	26.465
Chile (Chilean Peso/Euro)	695.396	780.031	671.456	730.460
Colombia (Colombian Peso/Euro)	2,576.808	3,076.923	2,347.627	2,941.176
Guatemala (Quetzal/Euro)	10.704	10.690	9.855	12.035
Mexico (Mexican Peso/Euro)	16.769	18.433	15.531	18.812
Nicaragua (Cordoba/Euro)	27.943	26.746	26.200	30.023
Peru (Peruvian Nuevo Sol/Euro)	3.767	4.133	3.467	4.165
Uruguay (Uruguayan Peso/Euro)	26.039	31.442	25.915	28.275
Venezuela (Bolivar Fuerte/Euro) (3)	5.277	3.097	5.277	3.097

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 30/June/10 and 31/December/09.

(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.

Risks and uncertainties
The main risks and uncertainties facing the Group in the second half of this year, which could affect its businesses, financial position and results, are as follows:
• Country risk (investments in Latin America). The Group’s investments and operations in Latin America (including the revenues generated by these operations, their market value, and the dividends and management fees expected to be received from them) are subject to various risks linked to the economic, political and social conditions of these countries. In addition, the Telefónica Group’s operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which it operates. These concessions and agreements, including their renewal, could be directly affected by economic and political instability, altering the terms and conditions under which it operates.
• Management of foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risk in the normal course of its business, including the impact of changes in interest rates or foreign currency exchange rates, as well as the impact of changes of credit risk in its treasury operations or in some structured financed transactions it enters.
• Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions and other similar factors (e,g, access to credit, unemployment rates, consumer confidence and other macroeconomic factors) in each of the countries in which it operates. The global economic and financial situation, uncertainty regarding potential economic recovery and any other factor could undermine customer demand. A loss of customers or a decline in sales could have an adverse effect on the Telefónica Group’s financial position, results of operations and cash flow and may ultimately affect its ability to meet its growth targets.
• Dependence on external sources of financing. The performance, expansion and improvement of networks, as well as the development and distribution of the Telefónica Group’s services and products require a substantial amount of financing. In addition, the Telefónica Group’s liquidity and capital resource requirements may increase if the Company participates in other fixed line or wireless license award processes or makes acquisitions. If its ability to generate cash flow were to decrease for any reason, the Telefónica Group may need to incur additional debt or raise other forms of capital to support its liquidity and recourses requirements for the sustained development and expansion of its business. Meanwhile, worsening conditions in international financial markets may make it more difficult and expensive for the Telefónica Group to refinance its debt or take on additional debt if necessary.
• Risks associated with relationships with joint venturers. Telefónica’s mobile business in Brazil is conducted through a 50/50 joint venture company, Brasilcel, N.V., which is jointly controlled by Telefónica and Portugal Telecom, SGPS, S.A. Since it has less than a controlling interest in this joint venture, the Company does not have absolute control over the venture’s operations. There is also an inherent risk for management or operational disruptions whenever a disagreement between the Company and its partners arises, which could have an adverse impact on the Company’s results. As indicated on Note 14, on July 28, 2010 the Telefónica Group reached an agreement for the acquisition of the 50% of Brasilcel shares owned by Portugal Telecom. If the acquisition is completed, the risk identified should not be considered to have any impact.

• Regulatory risk. Regulatory policies of certain countries where the Group has operations could lead to increased competition in prices and the provisions of services. Meanwhile, reforms to spectrum usage, including the potential distribution of frequencies or limitation on the Company’s ability to obtain higher spectrum capacity, could have an adverse impact on the Group’s wireless business in some countries.
• Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s services could lead to customer dissatisfaction, reduced revenues and traffic, fines or other types of measures by regulators and adversely affect the Telefónica Group’s results of operations, cash flows or its reputation.
• Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of each of its assets and subsidiaries, to asses whether the their carrying amounts can be supported by the future cash flows expected. The current economic environment and its development in the short and medium term, as well as changes in the regulatory, business or political environment may result in the need to recognise impairment charges in its goodwill, intangible assets or fixed assets.
This information should be read in conjunction with the description of general risks and uncertainties affecting the Telefónica Group’s business included in the 2009 Management Report, as well as the disclosures in Note 16 “Derivative Financial Instruments and Risk Management Policies” of the 2009 consolidated financial statements.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Over the first half of 2010, Telefónica España has recorded a far higher level of commercial activity compared to the same period last year, focusing on growth services and contract customers, linked to the launch of the Movistar brand across the company’s product and service range (both wireline and wireless).
The slow but gradual recovery in revenue performance was underpinned by higher net adds over the first half of the year (340 thousand accesses), driven by higher gross adds and churn contention, as well as by better traffic behaviour. As a result, at the end of June 2010 the company had 47.1 million accesses, with a noteworthy growth in retail broadband Internet accesses (fixed and mobile), in the pay TV business, and also in the contract segment of the wireless business.
Retail fixed Internet broadband customers posted a year-on-year growth of 5.4% to over 5.6 million accesses, recording 143 thousand net adds in the first half of 2010, 1.7 times the figure in the first half of 2009. Meanwhile, Pay TV customers rose 22.7% on June 2009 to reach 748 thousand. Retail fixed telephony accesses at the end of June 2010 declined 7.0% year-on-year.
In the wireless business, the number of contract customers grew by 7.4% year-on-year to reach 23.9 million wireless customers, having registered 340 thousand net adds over the first six months). Mobile broadband accesses surpassed the 3.8 million mark, 2.2 times the June 2009 figure, driven by the positive evolution of monthly wireless flat-rate data plans.
As a result, revenues amounted to 9,321 million euros in the first half of 2010, a 4.5% year-on-year decline.
It is worth highlighting the performance year-to-date in revenues from IT services (+10.7% year-on-year) and data services (+8.0% year-on-year) in the wireline business, as well as from wireless connectivity revenues (+64.4% year-on-year) and handset sales (+19.8% year-on-year) in the wireless business.
Operating expenses totalled 5,091 million euros in the first six months of 2010 (+1.4%). By component:
•	External service expenses were similar to those in the first half of 2009 (-0.5% year-on-year) despite increased commercial activity.
•
Personnel expenses over the first six months increased year-on-year with the Telefónica España Group headcount standing at 35,286 at the end of June. These expenses rose 10.6% year-on-year to June 2010, negatively affected by the revision of the estimates for the adjustment to workforce provision provided for in prior periods to 2009 (90 million euros).

•	Supplies decreased in the first half (-1.5% year-on-year), as the higher mobile equipment costs were offset by lower interconnection expenses.
•
Taxes increased 6.4% year-on-year in the first half, affected by the recognition in the first quarter of 2009 of 54 million euros relating to the Universal Service Obligation, compared with the recognition in the first half of 2010 of 73 million euros related to the TV tax.

•	The initiatives undertaken by the company to improve bad debt levels paid off with a 22.4% year-on-year drop in bad debt provisions over the first six months.

Operating income before depreciation and amortization (OIBDA) amounted to 4,377 million euros in the first half, posting a 9.5% year-on-year decline, and leaving a margin of 47.0%, affected by the loss of higher-margin revenues associated with wireline and wireless voice traffic and traditional access, and by the increased commercial activity over the period.
CapEx totalled 831 million euros in the first half, up 12.3% year-on-year, reflecting the increased investment, specially focused on the development of the mobile broadband service.
Operating cash flow (OIBDA-CapEx) was 3,547 million euros to June 2010, a year-on-year decline of 13.5%.
WIRELINE BUSINESS
The wireline access market remained virtually stable year-on-year over the first six months. Against this backdrop, Telefónica’s total wireline accesses (retail wireline telephony access, wholesale line rental-AMLT-, fully unbundled loops, and naked wholesale ADSL) continued to slow down its pace of year-on-year decline to 0.9% at the end of June.
Retail wireline telephony accesses, affected by ongoing loop unbundling, stood at 13.7 million at the end of June 2010 (14.7 million in June 2009), which represents an estimated market share of around 71%. As a result, net line losses in the first six months of 2010 (536 thousand) were 15.5% smaller than a year earlier. It should be also noted that this loss of retail wireline accesses is partially offset by net growth in wholesale accesses, which continue to generate revenue for the company.
The number of pre-selected lines continued to decline (by 240 thousand over the first six months) to around 817 thousand lines by the end of June.
Telefónica remains market leader in wireline broadband Internet accesses with more than 5.6 million accesses at the end of June 2010 (+5.4% year-on-year) and an estimated market share over 54%. Net adds in the first half reached 143 thousand, 1.7 times the amount recorded in the same period last year. This performance was underpinned by higher gross adds and by the reduction in churn, which reflects the company’s continued focus on a quality proposition, being worth highlighting the increase in upload speed in the 6 and 10 Mb services. At the end of June, the total estimated market topped 10.3 million accesses, with an estimated 8.6% year-on-year growth.
Driven by naked wholesale ADSL accesses, the company’s wholesale indirect broadband accesses registered first-half net adds of 105 thousand, leaving a total of 464 thousand accesses at the end of June (+25.9% year-on-year).
Total unbundled loops rose 19.5% year-on-year to 2.3 million at the end of June, of which less that 14% were shared loops, and the remainder full unbundled loops (including 530 thousand naked shared access loops). Shared access loops decreased by 123 thousand in the first six months. Full unbundled loops net adds in totalled 301 thousand in the first six months, flat year-on-year.
Pay-TV accesses, meanwhile, posted close to 45 thousand net adds in the first half (compared to a net loss in the first half of 2009), leaving the total customer base around 748 thousand (+22.7% year-on-year) and its market share at an estimated 18%.
The total number of Dúo and Trío accesses accounted for nearly 90% of the company’s retail broadband Internet accesses at the end of June 2010.

Revenues stood at 5,687 million euros in the first six months of the year, down 6.0% year-on-year. Breakdown by item:
•
Traditional access revenues to June 2010 decreased 14.1% year-on-year, with a significant impact from the booking of 75 million euros revenues associated with the recognition of Universal Service Obligation in the first quarter of 2009.

•	Voice service revenues in the first half declined 10.1% year-on-year, as a result of lower fixed-to-mobile and international traffic, and the growing weight of traffic under flat-rate plans.
•	Internet and broadband revenues were stable year-on-year compared to June 2009:
•	Retail broadband revenues narrowed 2.3% year-on-year in the first half, mainly driven by the drop in ARPU (-7.4% year-on-year to June).
•	Year-on-year growth in wholesale broadband revenues ramped up (+24.2% year-on-year over the first six months of 2010), reflecting the higher number of unbundled loops and wholesale ADSL accesses.
•
Revenue from data services posted a year-on-year growth of 8.0% in the first half, primarily driven by increased revenue from circuits leased to mobile operators, mainly Telefónica Móviles España, as a result of the rapid growth in mobile broadband.

•	Revenue from IT services posted a year-on-year growth of 10.7% for the first six months.
WIRELESS BUSINESS
At the end of June 2010, penetration in the Spanish wireless telephony market was estimated at 122%, a year-on-year increase of 3 percentage points.
Telefónica maintained its high level of commercial activity, with a 13.2% year-on-year increase in the first half of the year compared to the same period last year. This positive commercial performance is mainly the result of an increase in the number of gross adds (+27.0% in the first six months), which has been specially focused on contract customers, as reflected by the 36.7% year-on-year increase in contract gross adds in the first half of 2010.
The churn rate stood at 2.3% in the first half, slightly above last year’s levels (+0.4 percentage points to June 2009). Churn rate in the contract segment remains well below the blended ratio, at 1.4% in the first half, broadly flat year-on-year.
As a result of the effort on the commercial front and churn contention, net adds in the first half amounted to 340 thousand, an increase on the 111 thousand registered in the first half of 2009. Growth was driven by the good performance in the contract segment, where net adds reached 449 thousand in the first half (127 thousand in the first six months of 2009).
In all, the company’s mobile customer base at the end of June 2010 stood at 23.9 million accesses, (+0.7% year-on-year), affected by the disconnection of 715 thousand inactive prepay accesses in December followed by a further 113 thousand in May, due to the identification process on prepay customers, with no material impact on the company’s financial performance.
The growth in the contract customer base over the last twelve months (+7.4% year-on-year), drove the contract segment to account for over 66% of the company’s total mobile accesses, 4 percentage points more than in June 2009.
The year-on-year improvement in traffic is also worth to highlight, leaving traffic up 0.4% year-on-year in the first half of 2010.

Total ARPU stood at 25.6 euros in the first half (-7.2% year-on-year), affected by lower mobile termination rates
Voice ARPU (-9.2% year-on-year in the first half) continues to be eroded by lower mobile termination rates and changes in customer usage patterns, reaching 20.3 euros in the first half. Outgoing ARPU performed relatively better than total ARPU, narrowing in the first half of 2010 by 6.9% year-on-year.
Data ARPU was 5.3 euros in the first six months of the year (+1.3% year-on-year), thanks to a better performance from interpersonal communications revenues despite the drop in Premium SMS following the regulatory changes introduced in the fourth quarter of 2009, and the lack of “Superconcursos” compared to the second quarter of 2009.
It is worth highlighting the performance of wireless connectivity revenues, which continued to rise (+64.4% year-on-year in the first half). This growth is being driven by demand for mobile broadband services, where accesses had passed the 3.8 million mark by June 2010, 2.2 times the June 2009 figure. As a result, data ARPU accounted for 20.7% of total ARPU in the first half of 2010 (+1.7 percentage points year-on-year).
In all, revenues amounted to 4,213 million euros in the first six months of 2010, (-3.4% year-on-year in the first half). By item:
•	Service revenues totalled 3,613 million euros over the first six months, a drop of 6.4% versus the first half of 2009.
•	Customer revenues were 3.8% lower year-on-year in the first half at 3,120 million euros.
•	Interconnection revenues declined 21.7% year-on-year to 407 million euros in the first half, due to cuts in mobile termination rates.
•	Roaming-in revenues dropped 15.0% year-on-year to 59 million euros in the first six months of the year affected by the continued decrease in wholesale prices.
•	Revenue from handset sales totalled 600 million euros in the first half, which represented a 19.8% year-on-year growth.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2009			2010
	June	September	December	March	June	% Chg

Final Clients Accesses	44,676.7	44,858.6	44,164.2	44,181.1	44,113.8	(1.3)
Fixed telephony accesses (1)	14,691.4	14,482.5	14,200.1	13,922.5	13,663.9	(7.0)
Naked ADSL	0.0	0.0	14.7	30.3	37.0	n.m.
Internet and data accesses	5,660.1	5,728.7	5,722.5	5,797.8	5,823.0	2.9
Narrowband	297.6	276.5	219.5	194.8	179.6	(39.7)
Broadband (2)	5,331.4	5,423.5	5,476.8	5,578.6	5,620.3	5.4
Other (3)	31.1	28.7	26.2	24.4	23.2	(25.5)
Mobile accesses	23,715.6	23,993.2	23,538.6	23,727.8	23,879.1	0.7
Prepay (4)	9,021.2	8,984.0	8,204.5	8,197.2	8,095.6	(10.3)
Contract	14,694.4	15,009.1	15,334.1	15,530.6	15,783.5	7.4
Pay TV	609.5	654.3	703.0	733.0	747.8	22.7

Wholesale Accesses	2,369.1	2,418.1	2,614.0	2,844.3	3,004.1	26.8
WLR (5)	45.4	55.6	97.4	161.3	205.1	n.m.
Unbundled loops	1,950.7	2,021.3	2,153.8	2,260.5	2,331.8	19.5
Shared ULL	546.1	500.0	447.7	380.1	324.8	(40.5)
Full ULL (6)	1,404.7	1,521.3	1,706.1	1,880.5	2,007.0	42.9
Wholesale ADSL	368.8	337.2	359.0	419.0	464.4	25.9
Other (7)	4.2	3.9	3.7	3.3	2.8	(32.8)

Total Accesses	47,045.7	47,276.6	46,778.2	47,025.4	47,117.9	0.2

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre and broadband circuits.

(3)	Leased lines.

(4)	715 thousand inactive prepay accesses were disconnected in December 2009 and 113 thousand in May 2010.

(5)	Wholesale Line Rental.

(6)	Includes naked shared loops.

(7)	Wholesale circuits.

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2010	2009	% Chg	2010	2009	% Chg

Revenues	9,321	9,757	(4.5)	4,688	4,844	(3.2)
Internal exp capitalized in fixed assets	123	97	26.6	65	53	23.5
Operating expenses	(5,091)	(5,023)	1.4	(2,546)	(2,457)	3.6
Supplies	(2,041)	(2,071)	(1.5)	(1,008)	(1,044)	(3.4)
Personnel expenses	(1,222)	(1,105)	10.6	(614)	(503)	22.1
Subcontracts	(1,508)	(1,516)	(0.5)	(765)	(773)	(1.0)
Bad debt provision	(87)	(112)	(22.4)	(45)	(57)	(20.3)
Taxes	(234)	(220)	6.4	(114)	(82)	39.5
Other net operating income (expense)	21	17	24.2	16	2	n.m.
Gain (loss) on sale of fixed assets	6	(7)	c.s.	3	(4)	c.s.
Impairment of goodwill and other assets	(2)	(3)	(27.1)	(1)	(1)	(17.9)
Operating income before D&A (OIBDA)	4,377	4,838	(9.5)	2,224	2,437	(8.7)
OIBDA margin	47.0%	49.6%	(2.6 p.p. )	47.5%	50.3%	(2.9 p.p. )
Depreciation and amortization	(990)	(1,067)	(7.3)	(497)	(536)	(7.4)
Operating income (OI)	3,388	3,771	(10.2)	1,728	1,900	(9.1)

Notes:

-	OIBDA and OI before brand fees.

-
Since January 1st 2010, the perimeter of consolidation of Telefónica España excludes Telyco Marruecos. In comparable terms revenues of Telefónica España would decline by 3.4%, OIBDA would decrease by 5.8% and OpCF would drop 9.2% in the first half of the year. The comparable basis excludes the following effects: Universal Service Obligation: 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009; real estate capital gains: 0.4 million euros in OIBDA in the first quarter of 2009, exit of Telyco Morocco from the consolidation perimeter: 17 million euros in revenues and 0.7 million euros in OIBDA in the first quarter of 2009 and 16 million euros in revenues and 0.6 million euros in OIBDA in the second quarter of 2009; revision of the estimates for the adjustment to workforce provision provided for in prior periods to 2009: 90 million euros in OIBDA in the second quarter of 2009, and TV tax: 38 million euros in OIBDA in the first quarter of 2010 and 35 million euros in the second quarter of 2010.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2010	2009	% Chg	2010	2009	% Chg

Traditional Access (1)	1,196	1,391	(14.1)	593	650	(8.8)
Traditional Voice Services	1,826	2,030	(10.1)	908	999	(9.1)
Traffic (2)	1,031	1,136	(9.3)	511	548	(6.8)
Interconnection (3)	412	459	(10.3)	205	230	(10.6)
Handsets sales and others (4)	384	435	(11.8)	192	221	(13.4)
Internet Broadband Services	1,490	1,490	(0.0)	754	752	0.3
Narrowband	10	20	(50.5)	4	10	(55.6)
Broadband	1,481	1,471	0.7	750	742	1.0
Retail (5)	1,278	1,307	(2.3)	640	658	(2.7)
Wholesale (6)	203	163	24.2	110	84	30.3
Data Services	666	617	8.0	341	317	7.6
IT Services	259	234	10.7	137	120	14.0
Subsidiaries and eliminations	249	286	(12.7)	126	148	(15.3)
Revenues	5,687	6,049	(6.0)	2,859	2,987	(4.3)

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges and WLR access.

(2)	Local, domestic long distance, fixed to mobile and international traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Notes:

-	Associated to the recognition of the Universal Service, 75 million Euros are included in traditional acceses in the first quarter of 2009.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2010	2009	% Chg	2010	2009	% Chg

Service Revenues	3,613	3,860	(6.4)	1,829	1,940	(5.7)
Customer Revenues	3,120	3,244	(3.8)	1,580	1,636	(3.4)
Interconnection	407	519	(21.7)	200	252	(20.5)
Roaming — In	59	69	(15.0)	36	40	(11.5)
Other	28	28	1.4	13	12	7.6
Handset revenues	600	501	19.8	291	250	16.6
Revenues	4,213	4,361	(3.4)	2,120	2,189	(3.2)
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2009			2010
	Q2	Q3	Q4	Q1	Q2	% Chg

Traffic (Million minutes)	10,499	11,007	10,495	10,051	10,562	0.6

ARPU (EUR) (1)	27.6	28.0	26.7	25.6	25.6	(7.1)
Prepay (1)	12.6	13.2	11.9	11.4	11.6	(8.0)
Contract	36.8	37.0	35.3	33.1	32.9	(10.7)

Data ARPU (EUR) (1)	5.1	5.4	5.6	5.3	5.2	1.6
% non-P2P SMS over data revenues	60.6%	61.9%	60.7%	65.3%	65.8%	5.2 p.p.

Note:

-	ARPU calculated as monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	Change in ARPU affected by 715 thousand disconnections of inactive customers in December 2009 and 113 thousand in May 2010.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
CUMULATIVE SELECTED OPERATING DATA
Unaudited figures

	2009			2010
	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	% Chg

Traffic (Million minutes)	20,537	31,544	42,039	10,051	20,613	0.4

ARPU (EUR) (1)	27.6	27.7	27.5	25.6	25.6	(7.2)
Prepay (1)	12.5	12.8	12.6	11.4	11.5	(8.5)
Contract	36.9	36.9	36.5	33.1	33.0	(10.4)

Data ARPU (EUR) (1)	5.2	5.3	5.4	5.3	5.3	1.3
% non-P2P SMS over data revenues	60.0%	60.6%	60.6%	65.3%	65.4%	5.4 p.p.

Notes:

-	ARPU calculated as monthly quarterly average of each period.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	Change in ARPU affected by 715 thousand disconnections of inactive customers in December 2009 and 113 thousand in May 2010.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Telefónica Latinoamérica posted 7.5 million net adds in the first half of 2010, and managed 176.1 million accesses at the end of June 2010, up 9.5% year-on-year, driven by the maintained rebound of the mobile business, improving trends in broadband and stability of traditional accesses.
Key trends to highlight in the mobile business in the first half of 2010 include:
•	The estimated penetration rate in Latin America stood at 93% at the end of June 2010, a year-on-year increase of 8 percentage points.
•	Telefónica managed 141.9 million mobile accesses in the region, a year-on-year increase of 12.6%.
•	Net adds through June 2010 totalled 7.2 million, compared to 2.6 million in the first half of 2009, demonstrating the company’s improved commercial momentum region-wide.
•
The consolidation of commercial momentum is underpinned by a substantial improvement in customer quality. This is reflected in the fact that 50% of net adds year-to-date were contract subscribers, almost double the weight vs. the first half of 2009 (25%). Thus, contract net adds were 5.4 times higher than in the first half of 2009. The increase in the weight of the contract segment is driven by growth in gross adds and increased migrations, leading to a 23.3% year-on-year growth in the contract customer base up to June 2010.

•
At the same time, the increased quality of the customer base, combined with the success of customer retention policies, is the key driver of churn improvement. First-half churn decreased 0.2 percentage points year-on-year to 2.4%.

•
Traffic rose 29.5% year-on-year in the first half of the year to 91,371 million minutes, underpinned by a 37.7% rise in outgoing traffic in the first half of 2010 due to the initiatives aimed at encouraging usage and boosting the community effect.

•	The data business remains one of the main growth drivers, with year-on-year growth in data revenues in the first half of 2010 to reach 21.2% of first-half service revenues.
•	ARPU remains stable, despite the strong growth in the customer base, driven by the growth of outgoing ARPU.
Regarding the wireline business, quality indicators improved region-wide while the trends in customer satisfaction levels were reaffirmed. In addition, the focus on service bundling, the improvements introduced to the broadband service and the commercial reshaping of the television business drove the improvement in commercial activity at the regional level:
•
Telefónica’s wireline accesses in Latin America stood at 34.2 million at the end of June, above the year-end balance after recording 332 thousand net adds in the first half of 2010, compared to the net losses registered in each of the four quarters of 2009.

•
Bundling and the widespread of broadband services are behind the improved momentum in the wireline segment. Thus, 65% of wireline accesses had signed up for some form of bundled offer as of the end of June 2010. Furthermore, 57% of broadband accesses are under a 2P/3P offer, up 6 percentage points from June 2009.

•
In broadband, growth in net adds accelerated to 71.5% year-on-year in the first half of 2010 reaching 489 thousand accesses. Net adds are at record highs due to the reaffirmed improving trends in Brazil and Colombia and maintained trends in the Chilean, Peruvian and Argentine markets. Telefónica managed 6.9 million broadband accesses in Latin America at the end of June of 2010, a year-on-year growth of 8.9%.

•
In Pay TV, Telefónica Latinoamérica continues targeting its product to specific value segments in order to build a distinctive service offer in the market. As a result, the customer base climbed 3.3% year-on-year to 1.7 million, driven by net adds of 87 thousand in the first half of 2010.

•	In the traditional access business, the company managed 24.5 million traditional fixed accesses at the end of June 2010 (-3.5% year-on-year).
As for the company’s financial results, it is important to note that the year-on-year comparison in euros with the first half of 2009 is sharply distorted by the devaluation of the Venezuelan bolivar at the beginning of this year.
First-half revenue grew 10.2% year-on-year in reported terms to 12,063 million euros. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, revenues would have increased 6.1% year-on-year.
Operating expenses rose 14.7% year-on-year to 7,793 million euros in the first half of 2010. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, operating expenses would have increased 9.1% year-on-year. Breaking down by component:
•
Supplies reached 3,249 million euros in the first half, up 11.7% year-on-year. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, supplies would have increased 7.8% year-on-year. This performance reflects the higher interconnection costs due to the increase in traffic and the higher handset sales due to the growth in commercial activity.

•
External services expenses amounted to 2,930 million euros in the first half of the year, a 19.8% increase year-on-year. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, external services would have increased 10.7% year-on-year. This increase is mainly explained by the more intense commercial activity reflected in higher subsidies and commissions and to the growth in network costs and systems.

•
Personnel expenses stood at 1,038 million euros, posting a 22.6% growth driven by inflation in some countries and by the impacts associated to personnel restructuration both in the first half of 2009 and 2010. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, personnel expenses would have increased 17.9% year-on-year.

Operating income before depreciation and amortization (OIBDA) reached 4,490 in the first half, posting a 6.1% year-on-year growth. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, OIBDA would have increased 4.0% year-on-year. The company maintained a high level of operating efficiency, with an OIBDA margin of 37.2%.
The OIBDA margin for the first half of 2010 was slightly lower year-on-year (-1.4 percentage points) explained by the growth in commercial activity, the wireline operators’ need for resources (primarily in Brazil and Colombia) and the margin erosion in Venezuela shaped by a high inflationary environment.
Operating cash flow (OIBDA-CapEx) stood at 3,239 million euros in the first half of 2010, a year-on-year increase of 7.3%, a remarkable growth in euro terms considering the Venezuelan devaluation.

Telefónica Latinoamérica’s strategy continues to focus on delivering customer satisfaction as a key growth lever. The company’s ability to deliver such a strong financial performance reflects its capacity to capture the full value of its assets taking a coordinated, regional approach to all its operations.
It is worth highlighting that the initiative “Open Telefónica”, focused in finding new opportunities, continued to boost results derived from third party access to the company’s services platform and know-how and from assignments of rights of use. The new projects associated with this initiative contributed 50 million euro to both revenue and OIBDA in the first half of 2010.
Meanwhile, the company is constantly exploring new types of supplier relationships and innovative improvements to critical processes, taking a medium- to long-term approach. These take the form of specific initiatives that have a positive impact on synergy generation, and by extension, on the results of Telefónica Latinoamérica (43 million euro contribution to both revenue and OIBDA in the first half of 2010).
Finally, it is worth noting the high degree of geographic diversification of Telefónica Latinoamérica’s financial performance, both in terms of composition and sources of growth. Brazil was once again the biggest contributor in the first half of 2010, accounting for 40.4% of revenue, followed by Argentina (11.9%), Venezuela (9.8%), Chile (8.5%), Peru (7.9%) and Mexico (7.7%).
BRAZIL
Telefónica, via Vivo, maintained its leading position in the wireless market nationwide while consolidated improving commercial trends of its wireline business, being leader in its area of operations.
In the first half of 2010 Telefónica’s net additions stood at 4.4 million accesses, 2.6 times higher year-on-year. Total accesses stood at 71.4 million at the end of June, up 14.3% year-on-year.
Net additions in the wireline business to June totalled 195 thousand accesses, contrasting with 160 thousand net access losses in the same period of 2009. The ongoing operating improvement is driven by service quality, the commercial repositioning undertaken and the overall improvement of company’s processes.
Vivo continues to lead the growth of the wireless market with 4.2 million net additions in the first six months, 2.3 times higher than in the same period of 2009.
In the first-half of 2010 revenue reached 4,877 million euros, up 1.5% year-on-year in local currency, improving growth trends on the back of wireless sales and stabilisation of the wireline business.
Operating income before depreciation and amortization (OIBDA) totalled 1,681 million euros (-7.7% year-on-year in local currency). The OIBDA margin reached 34.5% in the half year (-3.5 percentage points year-on-year).
Operating cash flow (OIBDA-CapEx) reached 1,165 million euros at the end of June 2010 (down 3.5% year-on-year in local currency), while CapEx totalled 516 million euros (-16.1% year-on-year in local currency).

VIVO
Wireless accesses in Brazil totalled 185.1 million at the end of June 2010, up 16.0% year-on-year, with net additions of 11.2 million in the first six months. The estimated penetration rate reached 96% in June 2010, almost 13 percentage points increase year-on-year.
According to Anatel’s figures, Vivo ´s market share reached 30.2% at the end of June 2010, up 0.9 percentage points year-on-year.
Vivo’s leadership is underpinned by its differentiated offering with a clear focus on leveraging the community effect and developing its data business. The company also maintains high levels of quality and customer satisfaction indexes that are a benchmark in the industry.
Vivo reported 56.0 million accesses at the end of June 2010, increasing its customer base by 19.6% year-on-year. Net additions in the first half totalled 4.2 million accesses, 2.3 times higher than in the same period of 2009.
It should be highlighted the performance of contract net additions, which were 3.2 times higher in the first half of 2010 than in the first half of 2009, accounting for 37% of the total. As a result, the contract customer base already accounts for 20% of total accesses, up 1 percentage points vs. June 2009, following a 25.5% year-on-year growth in the contract customer base. Also noteworthy is the fact that GSM and 3G customers now account for 89% of Vivo’s total customer base.
The company’s positive commercial performance is underpinned by both growth in gross adds and churn. Thus, in a market with a strong focus on SIM-only, Vivo’s churn is a market benchmark, standing at 2.6% in the first half, flat vs. the first half of 2009. Also, with a segmented acquisition policy according to the value of the customer, gross adds grew by 39.8% year-on-year in the first half.
Regarding traffic, Vivo’s networks managed a total of 36,984 million minutes in the first half, up 73.9% year-on-year. On-net traffic drives this trend, as it boosts by the community effect.
At the data business, Vivo continues to successfully manage the development of wireless internet as a growth driver. First-half wireless data revenue advanced by a solid 70.2% year-on-year in local currency. Data revenues now account for 17.4% of service revenues (+6.3 percentage points year-on-year). Non-P2P SMS data revenue performed especially well, accounting for 64% of data revenue (+8 percentage points vs. January-June 2009 in local currency).
ARPU fell 7.5% in local currency from the first half of 2009.
Revenues amounted 1,825 million euros in the first half, a year-on-year increase of 7.2% in local currency. This improvement was underpinned by the strength of service revenues, which rose 9.0% in the first six months in local currency after. Handset sales declined 12.9% in local currency in the first six months.
Operating income before depreciation and amortization (OIBDA) growth in the half-year also accelerated to 7.3% year- on-year in local currency. As a result, first-half OIBDA reached 549 million euros, leaving OIBDA margin at 30.1%, unchanged from the same period in 2009, against a backdrop of fierce competition and increased commercial activity.
Operating cash flow (OIBDA-CapEx) in the first half of 2010 stood at 377 million euros, a substantial year-on-year increase of 36.3% in local currency. CapEx in the first half totalled 172 million euros (-26.8% year-on-year in local currency).

TELESP
In the first half of 2010 Telesp further consolidated the operating improvements initiated in the second half of 2009, with an improvement in the main quality metrics. The company repositioned its offering in the market and consolidated the improvement of customer satisfaction index. All this is being reflected in significant commercial improvements both in gross adds volumes and churn.
Telesp reached a total of 15.4 million accesses after reporting 195 thousand net adds in the first half of 2010. The customer base was 1.3% higher than at the end of 2009.
At the traditional wireline business Telesp reported both an increase in net additions and a sustained improvement in churn. First-half net adds totalled 3 thousand lines.
At the end of June 2010, Telesp managed 3.0 million broadband accesses (+9.0% year-on-year) after reporting net adds of 336 thousand accesses in the first half, almost double the figure for the first six months of 2009. Churn contention and the maintenance of strong net add levels reflect the improvement in Telesp’s position in the market.
In pay TV Telesp has strengthened its commitment to provide a quality product limiting commercial activity while it repositions the product in the market. Thus, at the end of the first half the company had 469 thousand pay TV accesses (-8.9% year-on-year).
First-half revenues totalled 3,312 million euros in the first half of 2010 (-1.0% in local currency), consolidating the stabilisation of revenue trends.
The slight fall in revenue is mainly due to the pressure on traditional telephony revenues from the decline in traffic, the performance of the public telephony business and narrowband revenue trends.
Traditional telephony revenues fell 1.7% year-on-year in local currency the first half.
Revenue from Internet, pay TV and content (-2.3% year-on-year in local currency in the first half) reflects the decline in narrowband, which has offset rising revenue from broadband and TV. These revenues accounted for 14.4% of the total in the first half. Especially noteworthy is the 6.7% year-on-year growth in local currency of Data and IT revenues, which continue to post a good performance.
Operating expenses grew 5.7% year-on-year in local currency. The main factors behind this growth are the increased weighting of new businesses, the rise in wireless traffic (SMP) and the drive to improve the customer relationship model. Bad debt provisions in the first half amounted to 2.5% of revenues, almost 1 percentage points lower than a year earlier.
As a result, operating income before depreciation and amortization (OIBDA) amounted 1,138 million euros in the first half of the year, down 13.2% year-on-year in local currency. The OIBDA margin stood at 34.4% (-4.8 percentage points year-on-year).
In the first half of 2010, CapEx stood at 344 million euros (-9.4% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) totalled 794 million euros (-14.7% year-on-year in local currency).

ARGENTINA
The Argentine telecommunications market grew in the first half of 2010. The company’s strategy is focused on boosting customer value and developing fixed and mobile broadband.
The good wireline results were underpinned by a quality offering and an increased focus on bundled services. At the wireless business the drivers for increasing customer value are the community effect, migration to contract and broadband.
As a result Telefónica has strengthened its leadership and reported 22.4 million accesses at the end of June 2010 (+6.8% year-on-year), driven by the growth in wireless accesses (+8.3% year-on-year), the rise in fixed broadband customers (+17.5% year-on-year) and stable wireline telephony accesses (+0.6% year-on-year).
First-half revenues totalled 1,442 million euros (+14.7% year-on-year in local currency), thanks to higher mobile and wireline internet and content revenues.
Operating income before depreciation and amortization (OIBDA) rose to 513 million euros in the first half (+9.9% in local currency).
CapEx exceeded 136 million euros in the first half (+17.4% in local currency), with operating cash flow (OIBDA-CapEx) in local currency advancing 7.5% year-on-year in local currency to 377 million euros.
T. MÓVILES ARGENTINA
The estimated penetration rate of the Argentine wireless business stood at 126% at the end of June 2010, up 12 percentage points year-on-year.
At the end of June the company had 16.4 million accesses, up 8.3% year-on-year. Net additions climbed 50.6% year-on-year through June to over 432 thousand accesses.
The performance of net additions was underpinned by churn, which declined 0.3 percentage points in the first half to 1.8% with reductions across all segments. First-half gross adds were slightly up on the first six months of 2009 (+2.4% year-on-year).
Contract accesses posted a strong growth of 7.8% year-on-year through June 2010, with net additions in the half year representing 59% of the total, underpinned by the policies to encourage migration from prepay to contract and churn reduction (-0.6 percentage points year-on-year).
Traffic growth rates remained high in the first half (+15.1% year-on-year). Traffic carried totalled 8,323 million minutes, with growth comfortably outstripping the increase in accesses thanks to the rise in on-net traffic.
At the data business, Telefónica is positioning itself in the market with an innovative offering and wireless internet remains a growth driver. Data revenue advanced 47.9% year-on-year in local currency in the first half. As a result, data revenues accounted for 34.7% of service revenues in the period (+7.1 percentage points year-on-year). This performance was based on the performance of non-P2P SMS revenue, which was up 46.3% in local currency in the six months and now accounts for 24% of data revenue, reflecting the widespread acceptance of the mobile broadband package as a complement to fixed broadband.
As a result, ARPU advanced 4.8% year-on-year in local currency, driven by increased consumption of voice services and growing data usage.

First-half revenue totalled 920 million euros, up 17.4% year-on-year in local currency, underpinned by the rise in service revenue (+17.6% year-on-year in local currency in the first half) and the recovery of handset sales (+15.1% in the half year).
Operating income before depreciation and amortization (OIBDA) rose sharply to 313 million euros in the first half (+12.9% in local currency). OIBDA margin stood at 34.0% in the first half (-1.4 percentage points year-on-year).
Operating cash flow (OIBDA-CapEx) reached 253 million euros in the half year, up 15.1% year-on-year in local currency despite increased investment in the period. CapEx totalled 59 million euros in the first half, +4.4% year-on-year in local currency, and was focused on the expansion of the 3G network with the aim of improving coverage and increasing the capacity of the GSM network as a consequence of the upsurge in traffic.
TELEFÓNICA DE ARGENTINA
Telefónica de Argentina managed 6.0 million accesses at the end of June 2010, up 2.9% year-on-year, driven by the growth in broadband accesses (+17.5% year-on-year) and stable wireline telephony accesses (+0.6% year-on-year), after registering 4 thousand accesses net additions in the first six months of 2010.
Total net additions in the six-month period reached 65 thousand accesses (-34 thousand in the first half of 2009). Growth accelerated, largely thanks to improved churn with gross adds rising slightly year-on-year.
Telefónica managed over 1.3 million fixed broadband accesses in June 2010 (+17.5% year-on-year). Net additions in the first half totalled 86 thousand accesses.
The positive results of the company’s bundling strategy (59% of accesses are bundled) underpinned the rise in traditional fixed telephony accesses to 4.6 million, compared with a loss of 17 thousand accesses in the first half of 2009.
First-half revenues totalled 566 million euros, a year-on-year increase of 10.5% in local currency. The performance of internet and content revenues (+28.9% in local currency in the half year), which now account for 23.4% of the total, and the increase in traditional revenues (+1.7% year-on-year in the first half) underpinned the positive revenue performance.
Operating expenses grew 10.8% year-on-year in local currency, affected by the widespread increase in prices. Bad debt provisions stood at 1.6% of revenues in the first six months (-0.1 percentage points year-on-year).
Operating income before depreciation and amortization (OIBDA) amounted 200 million euros through June 2010, up 5.4% year-on-year in local currency.
CapEx amounted to 77 million euros (+29.9% year-on-year in local currency), leaving operating cash flow (OIBDA-CapEx) of 123 million euros (138 million euros in the first half of 2009).

CHILE
The Chilean telecommunications market is among the most mature in the region. Nonetheless, growth rates remain, underpinned by the wireless, and broadband businesses both wireline and mobile.
Against this backdrop, Telefónica bolstered its leading position by leveraging the value of the Movistar brand, which since 2009 has encompassed all services marketed by the company in Chile. At the same time progress continues to be made on the process of joint operational management, yielding further competitive advantages for the company.
Telefónica managed a total of 11.1 million accesses at the end of June 2010, up 8.5% year-on-year. The wireless business remains healthy, reporting 12.5% year-on-year growth in accesses with the mobile broadband business being especially noteworthy. At the wireline business traditional accesses continued to fall at the same pace (-4.9% year-on-year), while broadband (+7.4% year-on-year) and pay TV (+14.7%) accesses remained strong.
First-half revenues totalled 1,022 million euros, up 1.3% year-on-year in local currency.
Operating income before depreciation and amortization (OIBDA) rose 15.6% year-on-year in local currency to 452 million euros, leaving a first-half OIBDA margin of 44.2%, up 5.5 percentage points compared with the same period in 2009. OIBDA evolution reflects the effort to achieve efficiency gains with its coordinated vision for its wireline and wireless operations.
CapEx in the first half totalled 141 million euros, down 11.6% year-on-year in local currency, generating operating cash flow (OIBDA – CapEx) of 311 million euros in the first half, up 34.5% year-on-year in local currency.
T. MÓVILES CHILE
The estimated penetration of the Chilean wireless market stood at 112% at the end of June 2010, up 13 percentage points year-on-year.
The company maintains its focus on customer value, improving customer mix via migrations, developing mobile broadband and providing a segmented offering tailored to the various customer profiles.
The company had 8.0 million wireless accesses at the end of June 2010, up 12.5% year-on-year and underpinned by the rise in contract customers (+16.1% year-on-year). First-half net adds were double the figure for the same period in 2009, topping 468 thousand accesses. It is worth highlighting that contract net adds were 2.5 times higher than in the first half of 2009 and these customers now account for 29% of the total base.
The rise in customers and the increase in their quality was underpinned by the growth in gross adds (+25.1% in the first six months) and the positive churn performance. Movistar is the sector benchmark with a churn rate of 1.4% in the first half, down 0.2 percentage points year-on-year.
Traffic in the first half reached 5,680 million minutes, up 11.6% year-on-year.
ARPU maintains a positive performance, reducing the pace of decline in the year to date to 1.8% in local currency.
Data revenues were once again a key growth driver for the wireless business, rising 40.5% year-on-year in the first half in local currency, and increasing their weighting as a percentage of service revenues by 3.3 percentage points to 14.7% at the end of June.
First-half revenues totalled 586 million euros, up 6.5% year-on-year in local currency. This consolidates the shift in trend from 2009, underpinned by 8.5% year-on-year service revenue growth in local currency.

Operating income before depreciation and amortization (OIBDA) in the first half amounted to 263 million euros, a year-on-year increase of 19.3% in local currency. This left an OIBDA margin of 44.8% in the half-year, up 4.8 percentage points year-on-year.
The strength of OIBDA and control of CapEx, which totalled 85 million euros (-10.2% year-on-year in local currency) underpinned a 41.5% year-on-year jump in local currency in operating cash flow (OIBDA – CapEx), to 178 million euros.
TELEFÓNICA CHILE
Telefónica Chile managed 3.1 million accesses at the end of June 2010. Broadband and pay TV remained the main growth drivers, posting respective year-on-year increases of 7.4% and 14.7%.
As a result, the broadband customer base stood at 795 thousand accesses, with net adds of 12 thousand accesses through June. The number of pay TV net adds in the half-year stood at 22 thousand accesses, 4.7 times higher than the figure for the same period in 2009.
Bundling is key on company’s strategy, with a 2P/3P offering which is well positioned in the market: 69% of fixed line accesses are bundled, and nearly all broadband accesses are part of a 2P/3P package. As part of its bundling strategy, the company is beginning to develop products based on optimising value from fixed and mobile broadband packages.
Revenues in the first six months of 2010 amounted to 487 million euros, down 2.5% year-on-year in local currency.
The company continues to make progress on the transformation of its revenue mix, with internet, TV and content revenues advancing 7.0% year-on-year in local currency through June to account for 27.9% of the total (+2.5 percentage points year-on-year). This minimises the impact of the performance of traditional revenues, which were affected by the decline in traffic and line losses. Nonetheless, the decline in these revenues has eased (-9.6% year-on-year in local currency in the first half).
Apart from that, cost cutting measures remain on progress. As a result, operating expenses fell by 5.0% in local currency in the first half, mainly thanks to a reduction in external service expenses and a decrease in bad debt provisions to 4.3% of revenues
(-0.4 percentage points year-on-year).
Operating income before depreciation and amortization (OIBDA) totalled 190 million euros in the first half, up 11.0% year-on-year in local currency. The OIBDA margin stood at 39.0% at the end of June 2010, up 4.7 percentage points year-on-year. OIBDA, as well as reflecting the company’s sound management of operating expenses and its ongoing drive to improve efficiency, reflects positive results due to the disposal of non strategic assets.
CapEx in the first half totalled 56 million euros, down 13.6% year-on-year in local currency. This drove operating cash flow (OIBDA – CapEx) in the first half 26.2% higher year-on-year in local currency to 133 million euros.

PERU
As of June 2010, Telefónica’s total customer base in Peru stood at 16.3 million accesses (+5.8% compared to June 2009), maintaining its leadership in the local market. The main drivers behind this performance are still the year-on-year growth posted by mobile and fixed broadband accesses, which were 8.7% and 10.8% respectively.
In the first half of the year, revenues amounted to 956 million euros, an increase of 1.3% in local currency versus the same period prior year, returning to positive growth, driven by stronger revenues from the mobile business.
Operating income before depreciation and amortization (OIBDA) stood at 363 millions for the first six months, a year-on-year decrease of 2.6% in local currency.
OIBDA margin for the first six months stood at 38.0% (-1.5 percentage points).
As of June 2010, CapEx totalled 76 million euros, virtually stable compared to the same period of the previous year (+0.8% in local currency), while operating cash flow (OIBDA – CapEx) reached 287 million euros (-3.4% year-on-year in local currency).
T. MÓVILES PERÚ
The Peruvian mobile market continued offering significant growth potential, with an estimated penetration rate of 64% as of June 2010 (+2 percentage points year-on-year).
During the first six months of the year, mobile accesses maintained a year-on-year growth of 8.7%, underpinned by the increase of the contract segment (+70.0% versus June 2009). As a result, mobile customer base reached 11.8 million subscribers, of which 16% were contract customers (+5.9 percentage points year-on-year).
Net additions over the first half amounted to 347 thousand, an increase of 38.6% over the same period of the prior year, on the back of sustained growth in the number of gross adds (+9.2% year-on-year) and the consolidation of the churn levels. The positive performance of the contract segment was due to the company’s focus on customer quality, driven by growth in gross adds (+81.0% year-on-year) and migrations. As a result, net adds in the contract segment totalled 688 thousand accesses in the first half, almost 7 times the number registered in the same period in 2009.
Churn over the first six months stood at 3.2% (-0.1 percentage points year-on-year), helped by the improved quality of the customer base.
As of June 2010 traffic totalled 6,280 million minutes, 12.1% higher compared to the same period prior year, driven by positive performance of outgoing traffic (+11.7% over the first six months).
ARPU dropped 1.3% year-on-year in local currency.
Revenues amounted to 475 million euros over the first half, with a year-on-year growth accelerating to 3.2% in local currency. Mobile service revenues in the first six months grew by 6.3% year-on-year in local currency.
It is worth highlighting the performance of data revenues, which posted in the first half of the year a 6.6% year-on-year growth in local currency, to account for 10.9% of mobile service revenues over the first six months of the year.
Operating income before depreciation and amortization (OIBDA) totalled 182 million euros in the first half, accelerating year-on-year growth rate to 7.6% in local currency. OIBDA margin in the first half of 2010 stood at 38.3%, 1.6 percentage points higher on the same period prior year.
CapEx amounted to 31 million euros in the first half of 2010, 17.5% higher in local currency compared with the same period prior year, driven mainly by improved network coverage.

As a result, operating cash flow (OIBDA-CapEx) reached 151 million euros in the first half, with a year-on-year growth of 5.7% in local currency.
TELEFONICA DEL PERÚ1
At the end of June 2010, Telefónica del Perú managed a total customer base of 4.5 million accesses (-1.1% year-on-year), with the bundled-services strategy remaining a cornerstone for future growth.
Broadband accesses registered net add for the first half of the year at 57 thousand (+22.9% year-on-year).
Pay TV accesses registered net adds of 38 thousand in the first half, leading the overall TV customer base to 724 thousand (+3% year-on-year on June 2009).
Fixed telephony accesses reached 2.9 million at the end of June, affected by fixed-mobile substitution and the slow down in fixed-wireless telephony growth, posting a 5.0% year-on-year drop compared to June 2009.
The company’s continued advance on the service bundling strategy is reflected in the growing number of wireline accesses with voice packages, which reached 53% of the total as of June 2010 (stable over the first half of 2009). The same trend can be seen in the percentage of wireline broadband accesses with a Dúo or Trío package (67% in June 2010, +8 percentage points on June 2009).
Revenues totalled 547 million euros in the first six months (-1.8% versus the same period prior year in local currency), and were affected mainly by lower revenues from the traditional telephony service, on the back of lower interconnection revenues (impacted by lower wireline termination rates) and traffic.
Internet, TV, and content revenues continued showing a solid year-on-year growth of 11.0% in local currency in the first half of 2010, to account for 35.4% of total revenues (+4.1 percentage points year-on-year).
Operating expenses in the first half rose 5.4% in local currency compared with June 2009.
Bad debt provisions reached 4.4% of total revenues in the first half of 2010 (+2.1 percentage points year-on-year).
Operating income before depreciation and amortization (OIBDA) stood at 180 million euros in the first half (-12.9% year-on-year in local currency).
OIBDA margin stood at 33.0% in the first half (-4.2 percentage points year-on-year).
CapEx in the first six months totalled 45 million euros, 8.1% lower than the same period in 2009 in local currency.
As a result, operating cash flow (OIBDA-CapEx) reached 135 million euros in the first six months, a 14.3% year-on-year decrease in local currency.

[1]
Wireline telephony accesses include all Telefónica’s fixed wireless accesses in Peru, both those managed by the wireline business and those managed by the wireless business. However, earnings from fixed wireless accesses are included in the results of the Peruvian wireless business.

COLOMBIA
Telefónica has reached 11.8 million accesses in Colombia, with growth across its broadband, pay TV, and mobile businesses (year-on-year growth of 15.7%, 18.9%, and 5.6% respectively), and an improving trend in the wireline business.
Financial results are gradually reflecting the improvements at the operating level. Revenues amounted to 725 million euros in the first half, down 3.7% year-on-year in local currency.
Operating income before depreciation and amortization (OIBDA) amounted to 240 million euros during the first six months of 2010, with a year-on-year growth in local currency of 17.9%. For the purpose of comparisons, it is important to remember that OIBDA in the second quarter of 2009 was hit by an increase in bad debt provisions. OIBDA margin stood at 33.1% for the first half (+6.1 percentage points year-on-year).
Operating cash flow (OIBDA-CapEx) reached 139 million euros in the first half of 2010, for a year-on-year growth of 41.5% in local currency terms, with CapEx of 101 million euros (-4.0% year-on-year in local currency).
T. MÓVILES COLOMBIA
The improvement in the commercial activity has consolidated in the period, with mobile penetration reaching 94% by the end of June 2010 (+3 percentage points year-on-year).
Thanks to the results of the company’s repositioning during 2009, the gross adds in the first half of 2010 grew 48.5% year-on-year. It is also important highlight the quality of these gross adds: there is an increased contribution from contract adds and an improvement in the churn.
As a result, first-half net adds rose to 573 thousand, compared with a net loss of customers in 2009, reaching 9.5 million accesses (year-on-year growth of 5.6%), with a increase in contract customers (+26.1% year-on-year). Of the net adds in the first half, 49% were new contract customers.
Churn stood at 3.2% in the first half (-1.2 percentage points year-on-year). Improving churn remains a management priority within the wider company strategy.
Traffic growth continued to accelerate, reaching 7,774 million minutes for the first six months (+20.1% year-on-year), driven by the increase in outgoing traffic (+25.0% year-on-year).
ARPU evolution is particularly noteworthy, having registered a year-on-year growth rate for the first six months of 3.4% in local currency. The improvement in the customer mix, the increased traffic levels, and the data business were the main drivers behind this stronger trend.
Revenues from the data business were once again one of the main catalysts, showing year-on-year growth of 83.4% in local currency. Mobile Internet is still the main growth driver, and it is worth pointing out that non-P2P SMS now account for 78% of data revenues. The end result is that in the first half of 2010 data revenues accounted for 14.3% of the company’s mobile service revenues, with year-on-year growth of 6.4 percentage points.

Revenues amounted to 407 million euros in the first half, registering a year-on-year growth of 2.1%. Service revenues followed the same trend as operating revenues, with a year-on-year growth rate in the first half of 0.7% in local currency.
Operating income before depreciation and amortization (OIBDA) came to 126 million euros for the first six months of 2010, which represented a year-on-year growth rate of 75.5% in local currency. OIBDA margin stood at 30.9% in the first half of 2010 (+12.9 percentage points year-on-year).
CapEx for the first six months reached 48 million euros, up 38.1% year-on-year in local currency terms. Operating cash flow (OIBDA-CapEx) amounted to 78 million euros, with a 152% year-on-year increase in local currency.
TELEFÓNICA TELECOM
Telefónica Telecom built on the commercial and operating advances made in previous quarters, consolidating positive net additions in its broadband and television businesses and with stable accesses in its traditional business.
These improvements are the result of the company’s commercial repositioning, which has involved the development of the brand name, the launch of tariffs that are more segmented and better adapted to the market, and increased levels of customer satisfaction. Highlights of these initiatives include improved broadband service speeds and the success of new flat-rate plans for local and long-distance domestic voice calls.
Broadband accesses continued to grow and had reached 495 thousand by the end of June 2010 (+15.7% year-on-year), with net adds during the first six months of 75 thousand. Pay TV accesses reached 171 thousand, with first-half net adds at 44 thousand (compared with negative net adds for full-year 2009).
The company has 1.6 million accesses in its traditional business. These registered a net loss of 13 thousand over the first half.
As a result Telefónica Telecom was managing 2.3 million accesses as of the end of June 2010, with net adds for the six month period of 102 thousand accesses. The year-on-year comparison continues to be shaped by the disconnection of inactive lines in the fourth quarter of 2009.
The bundling strategy has been one of the main levers in the company’s commercial focus. In fact, 80% of wireline accesses are already bundled, and all the broadband accesses are now offered as part of either a Dúo or Trío package.
Revenues amounted to 337 million euros in the first half, with a slow down of their year-on-year decline (-9.4% in local currency).
The company’s transformation process has accelerated over the last few quarters, with revenues from Internet, TV, and content growing by 4.2% year-on-year in local currency over the six-month period. These revenues already account for 21.7% of total revenues.
Meanwhile, operating expenses were virtually unchanged in the first half (+1.3% year-on-year in local currency), on the back of cost control efforts that were focused mainly on external services (-0.6% year-on-year in local currency), which offset the higher expenses related with the increase in commercial activity.

Operating income before depreciation and amortization (OIBDA) came to 114 million euros for the first six months. This represented a decrease of 13.4% year-on-year in the first six-months in local currency. This left OIBDA margin at 34.0% for the first half of 2010 (-1.6 percentage points year-on-year).
CapEx dropped 24.8% year-on-year in local currency in the first half to 53 million euros, with operating cash flow (OIBDA-CapEx) at 61 million euros, virtually unchanged on the same period last year in local currency.
MEXICO
Estimated penetration in the mobile market reached 79% by the end of June 2010, with a year-on-year growth rate of 6 percentage points.
Telefónica Móviles México continued improving its positioning, focusing on customer value and exceeding the estimated market share of 21%. These improvements are reflected in the company’s financial results, which reaffirms Mexico as one of the main contributors to Group cash flow growth.
As of the end of June 2010, the company’s total accesses stood at 18.7 million (+15.7% year-on-year).
Mobile accesses reached 18.3 million (+14.5% year-on-year), driven by the advance in the contract segment, where the number of accesses climbed 47.7% year-on-year.
Net additions totalled 856 thousand in the first half (+39.9% year-on-year). The improvement in net additions was due mainly to the better churn, which remains a reference for the rest of the market at 2.2% for the first six months (-0.3 percentage points year-on-year), and, to a lesser extent, it was also helped by the higher number of gross adds (+9.3% in the first half year-on-year).
The company strategy focuses on the contract segment as the key lever to drive customer value. Particularly noteworthy were the growth in the number of gross adds (+40.3% vs. the first half of 2009) and the increase in net migrations, which totalled 193 thousand over the first six months of the year. As a result of all this, net additions in the contract segment accounted for 33% of total net additions in the first half of 2010, compared with 3% in the same period of 2009. Contract customers at the end of the first half accounted for 7% of the total customer base (up 2 percentage points year-on-year).
Traffic over the first six months increased by 8.5% year-on-year, even tough the fact that as of 1 January 2010 a special tax of 3% on production and services (IEPS) and a 1 percentage point increase in VAT were introduced, which were transferred to the customers.
First-half ARPU dropped 6.9% year on year in local currency, on the back of traffic performance.
Data revenues rose 21.4% year-on-year in local currency over the first half of 2010, and accounted for 22.4% of service revenues in the six-month period (+2.2 percentage points year-on-year).
First-half revenues totalled 924 million euros, a year-on-year increase of 11.9% in local currency. Service revenues keep growing (+9.7% in the January-June period in local currency), mainly explained by the performance of the contract segment. It is also worth highlighting the growth in handset revenues (+35.8% year-on-year in local currency over the first half of 2009), which was driven mainly by an increased contribution from top-of-the-range handsets, which help to attract high-value customers.

Operating income before depreciation and amortization (OIBDA) grew 20.4% in local currency over the first six months to 313 million euros. This left OIBDA margin at 33.9% for the first half (+2.4 percentage points year-on-year).
CapEx in the first half of 2010 stood at 90 million euros, leaving operating cash flow (OIBDA–CapEx) at 223 million euros (+35.3% year-on-year and in local currency). Second quarter CapEx includes 18 million euros in relation to the consortium managing the dark fibre recently awarded.
VENEZUELA
For a better understanding of the evolution of Telefónica Móviles Venezuela’s financial results in euros, it should be noted that in early January 2010 the Venezuelan government devalued the bolivar fuerte. Therefore in 2010, the conversion of Telefónica Móviles Venezuela’s financial results is delivered at an exchange rate of 4.3 bolivar fuerte per dollar, which implies a year-on-year devaluation of 50%. It must be borne in mind that the company’s financial results reflect a hyperinflation adjustment for both 2009 and 2010.
Market wireless penetration in Venezuela reached an estimated 102% at the end of June 2010, up 3 percentage points from June 2009.
Telefónica Móviles Venezuela managed 11.5 million accesses at the end of June 2010 (-4.9% year-on-year), of which 10.3 million were mobile accesses (10.8 million in June 2009), a service in which the year-on-year performance was driven by a slower pace of gross adds.
In the current environment, the company’s customer acquisition and retention strategies are focused on customer value. Thus, the company provides a comprehensive range of services underpinned by market-leading broadband, television, and mobile telephony products.
The churn rate in the first half of the year was 2.4%, in line with the same period a year earlier, with a positive performance of the churn rate in the contract segment.
Traffic carried by the company in the first six months of the year totalled 7,078 million minutes (-5.1% year-on-year), shaped by the lower accesses relative to June 2009.
ARPU extended the positive trend of recent quarters, underpinned by the good performance in the data business, particularly focused on mobile broadband. Data revenues advanced year-on-year in the first half, accounting for 32.7% of service revenues.
Revenues reached 1,180 million euros in the first half of 2010. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, revenues would have increased 15.0% year-on-year. This performance was fuelled by an increase in service revenue, which also gathered momentum, offsetting lower revenue from handset sales.
Operating income before depreciation and amortization (OIBDA) reached 532 million euros in the first half of 2010. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy, OIBDA would have increased 3.8% year-on-year. Thus, first half OIBDA margin stood at 45.1% (49.4% in the same period a year earlier), demonstrating the company’s ability to adapt to the prevailing high-inflation environment and higher handset costs.
Operating cash flow (OIBDA-CapEx) stood at 411 million euros in the first half of 2010, shaped by an investment effort to get a CapEx of 121 million euros in the six month period.

CENTRAL AMERICA
Mobile penetration in Telefónica’s Central American markets is estimated at 93% at the end of June 2010 (+7 percentage point year-on-year). It is worth highlighting that penetration rates in El Salvador and Panama, highly competitive markets, topped 110%.
At the end of June, Telefónica managed 6.5 million total accesses in these markets (+7.1% year-on-year) of which 6.0 million were mobile accesses (+7.8% year-on-year vs. June 2009).
Net additions in the first half exceeded 237 thousand wireless accesses vs. a net loss of 96 thousand accesses reported in the first half of 2009. Gross adds increased by a noteworthy 37.3% year-on-year, on the back of increased commercial activity, while churn posted a good performance, reaching 2.6% (-0.2 percentage points year-on-year in the six month period).
Second quarter net additions were affected both by the CDMA network switch off in El Salvador next July, which prompted a rise in low-value customers disconnections in May and June and also by Guatemala’s CDMA network switch off last May with an impact of 40 thousand disconnections.
In the first-half of the year, revenues totalled 281 million euros (-1.8% year-on-year in constant terms).
Operating income before depreciation and amortization (OIBDA) totalled 92 million euros in the first half of 2010 (-22.4% year-on-year in constant euros), affected by higher commercial expenses on increased activity. OIBDA margin stood at 32.8% in the first six months (-8.8 percentage point year-on-year).
CapEx amounted to 30 million euros in the first half of 2010, up compared to 2009. This was mainly due to investments to increase network coverage in Guatemala, El Salvador and Nicaragua. Operating cash flow (OIBDA-CapEx) through June stood at 62 million euros (-42.7% year-on-year in constant euros).
ECUADOR
Estimated penetration of the Ecuadorean wireless market stood at 100% at the end of June 2010, an advance of 17 percentage points year-on-year.
Telefónica managed a total of 4.1 million accesses in Ecuador at the end of the half-year period, up 22.2% year-on-year. Wireless accesses reached 4.0 million, a 22.4% increase year-on-year, after posting net additions of 259 thousand accesses in the first half of 2010, almost doubling the figure for the first six months of 2009.
The good performance in the commercial activity was underpinned by the performance in both gross adds and churn rate. Gross adds increased 22.9% year-on-year in the first six months of 2010 while the churn rate stood at 2.6% for the half-year period, a year-on-year improvement of 0.4 percentage points.
Traffic posted a positive performance and stood at 2,102 million minutes at the end of June, up 23.4% year-on-year, underpinned by an increase in on-net traffic (+42.6% year-on-year).

ARPU in the first half of 2010 fell by 6.8% in local currency, mainly affected by the increased weight of on-net traffic, coupled with lower unitary prices. It is noteworthy the good performance of the data business, which reported a 34.4% increase in revenues in the first six months of the year in local currency. Thus, data revenues accounted for 24.5% of service revenues in the period January-June 2010 (up 4.4 percentage points year-on-year) supported by robust growth in non-P2P SMS data revenue (+90.7% in local currency in the half-year period), representing 51% of data revenues at the end of June 2010 (+15 percentage points).
Revenues totalled 191 million euros in the first half, a year-on-year increase of 14.1% in local currency. This performance was buoyed by a slight uptick in service revenues, which increased 10.5% year-on-year in local currency in the first half and the strong performance from handset revenue, which grew 46.1% in local currency in the first six months of the year.
Operating income before depreciation and amortization (OIBDA) totalled 56 million euros in the first half of 2010, up 9.9% year-on-year in local currency. OIBDA margin stood at 29.2% at the end of June. The lower margin vs. the first half of the previous year (-1.1 percentage points) is mainly due to the higher commercial activity in the first six months of 2010.
CapEx in the first half totalled 18 million euros, down 12.4% year-on-year in local currency. As a result of the advance in OIBDA and the lower CapEx, operating cash flow (OIBDA-CapEx) in the first half of the year amounted to 37 million euros (up 25.8% year-on-year in local currency).
TELEFÓNICA LATINOAMERICA
ACCESSES
Unaudited figures (thousands)

	2009			2010
	June	September	December	March	June	% Chg
Final Clients Accesses	160,749.5	163,656.9	168,531.1	172,265.3	176,044.0	9.5
Fixed telephony accesses (1)	25,391.2	25,108.4	24,578.3	24,459.1	24,514.9	(3.5)
Internet and data accesses	7,662.5	7,555.5	7,605.2	7,733.8	7,911.5	3.2
Narrowband (2)	1,207.7	1,147.4	1,070.6	983.6	881.6	(27.0)
Broadband (3) (4)	6,352.2	6,304.1	6,426.8	6,641.5	6,916.0	8.9
Other (5)	102.6	104.0	107.8	108.7	113.9	11.1
Mobile accesses	126,016.4	129,300.0	134,698.9	138,377.4	141,882.2	12.6
Prepay	104,298.9	107,017.2	111,503.6	113,517.7	115,102.4	10.4
Contract	21,717.5	22,282.9	23,195.4	24,859.7	26,779.8	23.3
Pay TV	1,679.4	1,692.9	1,648.6	1,695.0	1,735.4	3.3

Wholesale Accesses	58.1	57.1	56.1	55.8	58.8	1.2

Total Accesses	160,807.7	163,714.0	168,587.2	172,321.1	176,102.8	9.5

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.

Note:	December 2009 includes the disconnection of inactive customers in Colombia, Peru and Guatemala.

TELEFÓNICA LATINOAMERICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2010	2009	% Chg	2010	2009	% Chg
Revenues	12,063	10,946	10.2	6,437	5,548	16.0
Internal exp capitalized in fixed assets	66	53	24.6	35	30	17.7
Operating expenses	(7,793)	(6,795)	14.7	(4,174)	(3,408)	22.4
Supplies	(3,249)	(2,909)	11.7	(1,743)	(1,442)	20.9
Personnel expenses	(1,038)	(846)	22.6	(554)	(398)	39.0
Subcontracts	(2,930)	(2,446)	19.8	(1,573)	(1,263)	24.6
Bad debt provision	(257)	(269)	(4.4)	(134)	(138)	(3.3)
Taxes	(319)	(326)	(2.1)	(170)	(168)	1.1
Other net operating income (expense)	116	40	189.0	106	9	n.m.
Gain (loss) on sale of fixed assets	39	(10)	c.s.	31	(5)	c.s.
Impairment of goodwill and other assets	(1)	(1)	n.m.	(0)	(1)	n.m.
Operating income before D&A (OIBDA)	4,490	4,233	6.1	2,435	2,172	12.1
OIBDA Margin	37.2%	38.7%	(1.4 p.p. )	37.8%	39.1%	(1.3 p.p.	)
Depreciation and amortization	(1,904)	(1,824)	4.4	(957)	(931)	2.8
Operating income (OI)	2,586	2,409	7.4	1,478	1,241	19.1

Notes:

-	OIBDA and OI before management and brand fees.

-	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA LATINOAMERICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)

	2009			2010
	June	September	December	March	June	% Chg
BRAZIL
Final Clients Accesses	62,418.5	64,119.3	66,925.7	69,185.5	71,353.9	14.3
Fixed telephony accesses (1)	11,469.9	11,322.8	11,253.8	11,193.2	11,256.8	(1.9)
Internet and data accesses	3,615.0	3,440.5	3,440.2	3,573.4	3,651.0	1.0
Narrowband	811.5	785.2	723.1	689.4	595.8	(26.6)
Broadband (2)	2,728.7	2,579.8	2,638.4	2,801.4	2,974.2	9.0
Other (3)	74.8	75.5	78.7	82.6	81.0	8.3
Mobile accesses	46,819.3	48,847.2	51,744.4	53,949.1	55,977.3	19.6
Prepay	37,775.5	39,580.5	41,960.7	43,435.9	44,626.1	18.1
Contract	9,043.8	9,266.7	9,783.7	10,513.2	11,351.2	25.5
Pay TV	514.3	508.8	487.2	469.8	468.8	(8.9)

Wholesale Accesses	34.7	34.6	34.2	33.6	34.1	(1.7)

Total Accesses	62,453.2	64,153.9	66,959.8	69,219.1	71,388.1	14.3

ARGENTINA
Final Clients Accesses	20,969.9	21,360.8	21,890.7	22,157.2	22,384.3	6.7
Fixed telephony accesses (1)	4,585.6	4,596.8	4,607.7	4,608.9	4,612.1	0.6
Fixed wireless	31.2	33.4	36.2	38.0	36.1	15.8
Internet and data accesses	1,267.9	1,310.6	1,351.0	1,365.5	1,408.2	11.1
Narrowband	140.7	124.1	112.7	89.1	83.9	(40.4)
Broadband (2)	1,127.2	1,186.5	1,238.3	1,276.4	1,324.4	17.5
Mobile accesses	15,116.4	15,453.4	15,931.9	16,182.8	16,364.0	8.3
Prepay	10,057.7	10,349.7	10,736.8	10,867.3	10,911.8	8.5
Contract	5,058.7	5,103.8	5,195.2	5,315.5	5,452.1	7.8

Wholesale Accesses	9.7	9.8	9.3	9.8	12.6	30.3

Total Accesses	20,979.5	21,370.6	21,900.0	22,167.0	22,396.9	6.8

CHILE
Final Clients Accesses	10,208.5	10,364.0	10,645.0	10,847.4	11,077.5	8.5
Fixed telephony accesses (1)	2,069.2	2,048.9	2,028.0	1,990.9	1,966.9	(4.9)
Internet and data accesses	767.2	790.2	807.2	800.0	811.0	5.7
Narrowband	18.7	17.4	15.9	8.5	7.6	(59.4)
Broadband (2)	740.3	764.6	783.2	783.5	795.3	7.4
Other (3)	8.3	8.3	8.1	8.0	8.0	(3.0)
Mobile accesses	7,104.4	7,255.4	7,524.7	7,759.6	7,992.7	12.5
Prepay	5,078.0	5,179.8	5,435.9	5,531.7	5,640.0	11.1
Contract	2,026.4	2,075.7	2,088.8	2,228.0	2,352.7	16.1
Pay TV	267.6	269.5	285.1	296.9	306.9	14.7

Wholesale Accesses	10.0	8.9	8.9	8.6	8.4	(16.7)

Total Accesses	10,218.5	10,373.0	10,653.8	10,856.1	11,085.8	8.5

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)

	2009			2010
	June	September	December	March	June	% Chg
PERU
Final Clients Accesses	15,414.6	15,680.8	15,916.3	16,162.6	16,304.7	5.8
Fixed telephony accesses (1)	3,068.7	3,041.6	2,971.2	2,945.3	2,915.0	(5.0)
Fixed wireless	610.5	620.1	582.7	555.8	539.7	(11.6)
Internet and data accesses	779.4	795.0	800.6	824.0	860.0	10.3
Narrowband	20.3	17.5	16.9	15.0	16.5	(18.5)
Broadband (2)	745.0	762.5	768.0	792.2	825.3	10.8
Other (3)	14.2	15.0	15.6	16.8	18.2	28.4
Mobile accesses	10,863.2	11,120.8	11,458.2	11,681.1	11,805.4	8.7
Prepay	9,726.9	9,940.0	10,214.2	10,151.5	9,873.8	1.5
Contract	1,136.3	1,180.8	1,244.1	1,529.6	1,931.6	70.0
Pay TV (4)	703.2	723.4	686.3	712.3	724.3	3.0

Wholesale Accesses	0.5	0.5	0.5	0.5	0.5	(1.8)

Total Accesses	15,415.0	15,681.2	15,916.8	16,163.1	16,305.2	5.8

COLOMBIA (5)
Final Clients Accesses	11,792.4	11,462.3	11,159.9	11,528.0	11,835.4	0.4
Fixed telephony accesses (1)	2,182.9	2,074.4	1,639.8	1,628.2	1,627.1	(25.5)
Internet and data accesses	437.7	441.2	428.4	464.9	499.7	14.2
Narrowband	7.7	6.4	5.9	4.9	4.6	(39.6)
Broadband (2)	427.8	432.6	420.3	460.0	495.0	15.7
Other (3)	2.2	2.2	2.2	0.0	0.0	(100.0)
Mobile accesses	9,028.0	8,810.9	8,964.6	9,287.5	9,537.6	5.6
Prepay	7,409.6	7,099.0	7,203.2	7,369.0	7,497.1	1.2
Contract	1,618.4	1,711.8	1,761.4	1,918.5	2,040.5	26.1
Pay TV	143.8	135.9	127.2	147.4	171.0	18.9

Wholesale Accesses	3.2	3.3	3.3	3.3	3.3	2.4

Total Accesses	11,795.6	11,465.6	11,163.2	11,531.3	11,838.7	0.4

MEXICO
Mobile accesses	15,942.5	16,518.4	17,400.5	17,813.2	18,256.9	14.5
Pre-Pay	15,026.6	15,557.1	16,328.3	16,617.3	16,904.4	12.5
Contract	915.9	961.2	1,072.1	1,195.9	1,352.5	47.7
Fixed wireless	203.3	249.8	334.3	381.1	430.6	111.8
Total Accesses	16,145.9	16,768.1	17,734.8	18,194.3	18,687.5	15.7

VENEZUELA
Mobile accesses	10,752.9	10,613.8	10,531.4	10,254.6	10,265.4	(4.5)
Prepay	10,139.0	9,988.7	9,891.1	9,601.7	9,596.1	(5.4)
Contract	613.9	625.1	640.3	652.9	669.3	9.0
Fixed wireless	1,290.3	1,237.7	1,214.3	1,170.8	1,175.8	(8.9)
Pay TV	50.4	55.4	62.8	68.7	64.4	27.7
Total Accesses	12,093.5	11,906.9	11,808.5	11,494.0	11,505.6	(4.9)

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	67 thousand inactive Pay TV accesses were disconnected in December 2009 in Peru.

(5)	376 thousand fixed telephony accesses, 25 thousand broadband accesses and 5 thousand Pay TV accesses in Colombia, all of them inactive, were disconnected in December 2009.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)

	2009			2010
	June	September	December	March	June	% Chg
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	444.9	456.0	444.5	453.2	441.5	(0.8)
Fixed Wireless	288.3	287.6	331.9	223.1	224.9	(22.0)
Internet and data accesses	16.6	15.7	14.7	12.7	11.6	(30.3)
Broadband (3)	14.6	13.5	12.6	11.4	10.4	(28.8)
Other (4)	2.0	2.2	2.1	1.2	1.2	(41.2)
Mobile accesses	5,605.7	5,655.8	5,806.5	5,969.2	6,044.0	7.8
Prepay (5)	5,213.4	5,252.7	5,385.2	5,473.2	5,454.1	4.6
Contract	392.3	403.1	421.3	496.0	589.9	50.4
Total Accesses	6,067.3	6,127.5	6,265.8	6,435.1	6,497.2	7.1

ECUADOR
Mobile accesses	3,253.3	3,451.8	3,721.8	3,846.7	3,981.1	22.4
Prepay	2,772.1	2,952.9	3,193.9	3,299.4	3,405.8	22.9
Contract	481.2	499.0	527.9	547.3	575.3	19.6
Fixed Wireless	76.3	80.6	84.7	87.5	89.0	16.6
Total Accesses	3,329.6	3,532.5	3,806.4	3,934.2	4,070.1	22.2

URUGUAY
Mobile accesses	1,530.8	1,572.5	1,614.9	1,633.5	1,657.8	8.3
Prepay	1,100.1	1,116.8	1,154.3	1,170.7	1,193.0	8.4
Contract	430.7	455.7	460.6	462.8	464.8	7.9
Total Accesses	1,530.8	1,572.5	1,614.9	1,633.5	1,657.8	8.3

(1)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.

(5)	116 thousand inactive mobile accesses were disconnected in Guatemala in December 2009.

TELEFÓNICA LATINOAMERICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2009			2010
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
BRAZIL
Traffic (Million minutes)	10,918	12,689	18,181	18,345	18,639	70.7
ARPU (EUR)	9.7	10.2	10.4	10.1	11.1	(6.7)

ARGENTINA
Traffic (Million minutes)	3,744	4,080	4,253	4,052	4,271	14.1
ARPU (EUR)	8.6	8.1	8.5	8.5	9.2	4.7

CHILE
Traffic (Million minutes)	2,553	2,632	2,799	2,822	2,859	12.0
ARPU (EUR)	10.4	10.5	11.0	11.5	12.0	1.5

PERU
Traffic (Million minutes)	2,792	2,817	3,042	3,072	3,208	14.9
ARPU (EUR)	5.6	5.3	5.6	5.7	6.3	(1.1)

COLOMBIA
Traffic (Million minutes)	3,208	3,489	3,703	3,779	3,995	24.5
ARPU (EUR)	5.7	6.3	6.2	6.7	7.1	1.7

MEXICO
Traffic (Million minutes)	5,720	5,881	6,208	6,298	5,745	0.4
ARPU (EUR)	7.3	6.8	6.7	6.8	7.5	(9.4)

VENEZUELA
Traffic (Million minutes)	3,692	3,735	3,758	3,560	3,519	(4.7)
ARPU (EUR) (1)	20.6	21.1	22.2	12.9	14.1	27.8

CENTRAL AMERICA (2)
Traffic (Million minutes)	1,691	1,722	1,766	1,802	1,906	12.7
ARPU (EUR) (3)	7.2	6.6	6.5	6.6	7.1	(8.8)

ECUADOR
Traffic (Million minutes)	902	970	1,071	1,035	1,067	18.3
ARPU (EUR)	6.9	6.6	6.3	6.3	7.0	(5.6)

URUGUAY
Traffic (Million minutes)	628	685	718	691	706	12.5
ARPU (EUR)	8.1	8.2	9.4	9.9	10.5	(0.0)

Notes:

-	ARPU calculated as a monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2009 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(3)	Changes in ARPU affected by the disconnection of inactive clients in Guatemala in December 2009.

TELEFÓNICA LATINOAMERICA
CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2009			2010
	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
BRAZIL
Traffic (Million minutes)	21,263	33,952	52,134	18,345	36,984	73.9
ARPU (EUR)	9.4	9.7	9.9	10.1	10.6	(7.5)

ARGENTINA
Traffic (Million minutes)	7,228	11,309	15,562	4,052	8,323	15.1
ARPU (EUR)	8.9	8.6	8.6	8.5	8.8	4.8

CHILE
Traffic (Million minutes)	5,090	7,722	10,521	2,822	5,681	11.6
ARPU (EUR)	10.7	10.6	10.7	11.5	11.8	(1.8)

PERU
Traffic (Million minutes)	5,601	8,418	11,460	3,072	6,280	12.1
ARPU (EUR)	5.5	5.5	5.5	5.7	6.0	(1.3)

COLOMBIA
Traffic (Million minutes)	6,473	9,962	13,665	3,779	7,774	20.1
ARPU (EUR)	5.6	5.8	5.9	6.7	6.9	3.4

MEXICO
Traffic (Million minutes)	11,098	16,979	23,186	6,298	12,043	8.5
ARPU (EUR)	7.0	6.9	6.9	6.8	7.2	(6.9)

VENEZUELA
Traffic (Million minutes)	7,458	11,193	14,951	3,560	7,078	(5.1)
ARPU (EUR) (1)	20.8	20.9	21.2	12.9	13.5	25.7

CENTRAL AMERICA (2)
Traffic (Million minutes)	3,380	5,102	6,868	1,802	3,709	9.7
ARPU (EUR) (3)	7.3	7.1	6.9	6.6	6.9	(8.7)

ECUADOR
Traffic (Million minutes)	1,704	2,673	3,744	1,035	2,102	23.4
ARPU (EUR)	7.1	6.9	6.8	6.3	6.7	(6.8)

URUGUAY
Traffic (Million minutes)	1,243	1,928	2,646	691	1,397	12.4
ARPU (EUR)	8.5	8.4	8.7	9.9	10.2	(0.5)

Note:

-	ARPU calculated as a monthly quarterly average for each period.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2009 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(3)	Changes in ARPU affected by the disconnection of inactive clients in Guatemala in December 2009.

TELEFÓNICA LATINOAMERICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)

	January - June				April - June
	2010	2009	% Chg	% Chg Local Cur	2010	2009	% Chg		% Chg Local Cur
BRAZIL
Revenues	4,877	3,920	24.4	1.5	2,573	2,023	27.2		2.8
OIBDA	1,681	1,487	13.0	(7.7)	911	787	15.8		(6.3)
OIBDA margin	34.5%	37.9%	(3.5 p.p. )		35.4%	38.9%	(3.5 p.p.	)
CapEx	516	502	2.9	(16.1)	306	281	9.2		(11.3)
OpCF (OIBDA-CapEx)	1,165	986	18.2	(3.5)	605	506	19.5		(3.6)

Vivo
Revenues	1,825	1,389	31.3	7.2	971	714	36.0		10.1
Service revenues	1,703	1,275	33.5	9.0	910	660	37.9		11.5
OIBDA	549	418	31.5	7.3	292	215	36.1		10.1
OIBDA margin	30.1%	30.1%	0.0 p.p.		30.1%	30.1%	0.0 p.p.
CapEx	172	192	(10.3)	(26.8)	106	105	0.8		(17.8)
OpCF (OIBDA-CapEx)	377	226	67.0	36.3	186	110	69.9		37.0

Telesp
Revenues	3,312	2,730	21.3	(1.0)	1,733	1,407	23.2		(0.5)
OIBDA	1,138	1,070	6.4	(13.2)	622	572	8.7		(12.1)
OIBDA margin	34.4%	39.2%	(4.8 p.p. )		35.9%	40.7%	(4.8 p.p.	)
CapEx	344	310	11.0	(9.4)	201	176	14.2		(7.5)
OpCF (OIBDA-CapEx)	794	760	4.5	(14.7)	421	397	6.2		(14.2)

ARGENTINA
Revenues	1,442	1,332	8.2	14.7	764	641	19.0		16.6
OIBDA	513	495	3.7	9.9	272	244	11.4		9.3
OIBDA margin (1)	34.6%	36.1%	(1.5 p.p. )		34.6%	36.9%	(2.3 p.p.	)
CapEx	136	123	10.7	17.4	70	77	(9.6)		(9.7)
OpCF (OIBDA-CapEx)	377	372	1.4	7.5	201	166	21.1		17.9

T. Moviles Argentina
Revenues	920	831	10.7	17.4	491	399	23.3		20.7
Service revenues	859	775	10.9	17.6	458	374	22.5		20.1
OIBDA	313	294	6.5	12.9	167	149	11.8		10.0
OIBDA margin	34.0%	35.4%	(1.4 p.p. )		34.0%	37.5%	(3.5 p.p.	)
CapEx	59	60	(1.5)	4.4	34	46	(24.8)		(23.4)
OpCF (OIBDA-CapEx)	253	234	8.5	15.1	133	104	27.9		24.1

Telefónica de Argentina
Revenues	566	543	4.2	10.5	296	262	12.9		10.4
OIBDA	200	201	(0.6)	5.4	105	95	10.7		8.1
OIBDA margin (1)	31.6%	32.9%	(1.4 p.p. )		31.6%	32.1%	(0.5 p.p.	)
CapEx	77	63	22.5	29.9	36	32	12.2		9.3
OpCF (OIBDA-CapEx)	123	138	(11.0)	(5.7)	69	63	9.9		7.4

CHILE
Revenues	1,022	900	13.6	1.3	530	448	18.5		3.8
OIBDA	452	349	29.7	15.6	242	175	38.3		21.4
OIBDA margin	44.2%	38.7%	5.5 p.p.		45.6%	39.1%	6.5 p.p.
CapEx	141	142	(0.8)	(11.6)	83	77	7.3		(5.5)
OpCF (OIBDA-CapEx)	311	206	50.8	34.5	159	98	62.9		42.8

T. Móviles Chile
Revenues	586	491	19.4	6.5	306	243	26.1		10.6
Service revenues	547	450	21.7	8.5	283	220	28.9		12.9
OIBDA	263	196	33.8	19.3	137	99	38.0		21.0
OIBDA margin	44.8%	40.0%	4.8 p.p.		44.8%	41.0%	3.9 p.p.
CapEx	85	84	0.7	(10.2)	51	45	12.8		(0.5)
OpCF (OIBDA-CapEx)	178	112	58.7	41.5	86	54	59.1		38.9

Telefónica Chile
Revenues	487	445	9.4	(2.5)	252	223	13.1		(1.0)
OIBDA	190	152	24.5	11.0	105	75	38.9		22.2
OIBDA margin	39.0%	34.3%	4.7 p.p.		41.6%	33.8%	7.7 p.p.
CapEx	56	58	(3.1)	(13.6)	32	32	(0.5)		(12.6)
OpCF (OIBDA-CapEx)	133	94	41.6	26.2	73	43	68.0		48.0

Note:	OIBDA is presented before management and brand fees.

(1)	Margin over revenues includes fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)

	January - June				April - June
	2010	2009	% Chg	% Chg Local Cur	2010	2009	% Chg	% Chg Local Cur
PERU
Revenues	956	860	11.2	1.3	505	431	17.3	3.0
OIBDA	363	340	6.9	(2.6)	200	179	11.4	(1.9)
OIBDA margin	38.0%	39.5%	(1.5 p.p. )		39.5%	41.6%	(2.1 p.p. )
CapEx	76	69	10.6	0.8	58	51	12.9	1.6
OpCF (OIBDA-CapEx)	287	271	6.0	(3.4)	142	128	10.8	(3.3)

T. Móviles Perú
Revenues	475	419	13.2	3.2	250	209	19.4	4.8
Service revenues	405	347	16.6	6.3	214	173	23.9	8.9
OIBDA	182	154	18.0	7.6	100	78	28.6	13.4
OIBDA margin	38.3%	36.8%	1.6 p.p.		40.0%	37.1%	2.9 p.p.
CapEx	31	24	28.9	17.5	26	14	94.4	76.5
OpCF (OIBDA-CapEx)	151	130	16.0	5.7	74	64	14.7	(0.0)

Telefónica del Perú
Revenues	547	508	7.7	(1.8)	289	254	13.8	(0.1)
OIBDA	180	189	(4.4)	(12.9)	99	100	(0.8)	(12.6)
OIBDA margin	33.0%	37.1%	(4.2 p.p. )		34.3%	39.3%	(5.0 p.p. )
CapEx	45	45	0.8	(8.1)	31	38	(16.6)	(25.4)
OpCF (OIBDA-CapEx)	135	144	(6.0)	(14.3)	68	62	8.7	(4.8)

COLOMBIA
Revenues	725	631	15.0	(3.7)	380	316	20.3	(1.3)
OIBDA	240	171	40.8	17.9	127	52	n.s.	n.s
OIBDA margin	33.1%	27.1%	6.1 p.p.		33.6%	16.6%	17.0 p.p.
CapEx	101	88	14.6	(4.0)	79	67	17.9	(1.9)
OpCF (OIBDA-CapEx)	139	82	68.9	41.5	48	(15)	c.s.	c.s.

T. Móviles Colombia
Revenues	407	334	21.9	2.1	213	167	27.4	4.5
Service revenues	381	317	20.2	0.7	199	158	26.5	3.7
OIBDA	126	60	109.6	75.5	67	8	n.m.	n.m.
OIBDA margin	30.9%	18.0%	12.9 p.p.		31.6%	4.8%	26.8 p.p.
CapEx	48	29	64.9	38.1	39	26	52.1	26.4
OpCF (OIBDA-CapEx)	78	31	152.0	111.1	28	(18)	c.s.	c.s.

Telefónica Telecom
Revenues	337	311	8.2	(9.4)	176	154	14.2	(6.3)
OIBDA	114	111	3.4	(13.4)	60	44	35.1	11.9
OIBDA margin	34.0%	35.6%	(1.6 p.p. )		34.1%	28.8%	5.3 p.p.
CapEx	53	59	(10.2)	(24.8)	40	41	(3.7)	(19.9)
OpCF (OIBDA-CapEx)	61	51	19.0	(0.4)	20	3	n.s.	n.s.

MEXICO (T. Móviles Mexico)
Revenues	924	751	23.1	11.9	488	391	24.7	9.4
Service revenues	828	686	20.6	9.7	441	356	23.8	8.7
OIBDA	313	236	32.4	20.4	181	133	36.5	20.6
OIBDA margin	33.9%	31.5%	2.4 p.p.		37.1%	33.9%	3.2 p.p.
CapEx	90	87	4.2	(5.2)	67	52	27.7	15.1
OpCF (OIBDA-CapEx)	223	150	48.7	35.3	114	80	42.2	24.2

VENEZUELA (T. Móviles Venezuela) (1)
Revenues	1,180	1,725	(31.6)	15.0	690	847	(18.6)	17.0
Service revenues	1,054	1,424	(25.9)	23.0	619	697	(11.3)	24.8
OIBDA	532	853	(37.6)	3.7	305	410	(25.5)	5.8
OIBDA margin	45.1%	49.4%	(4.4 p.p. )		44.3%	48.4%	(4.1 p.p. )
CapEx	121	131	(8.0)	46.1	62	77	(19.5)	0.4
OpCF (OIBDA-CapEx)	411	722	(43.0)	(4.1)	243	333	(26.9)	7.1

CENTRAL AMERICA (2)
Revenues	281	288	(2.4)	(1.8)	147	138	6.3	(0.3)
Service revenues	264	275	(4.2)	(3.6)	137	133	3.3	(3.2)
OIBDA	92	120	(23.0)	(22.4)	47	57	(18.1)	(23.5)
OIBDA margin	32.8%	41.6%	(8.8 p.p. )		31.8%	41.3%	(9.5 p.p. )
CapEx	30	11	170.4	174.4	19	8	126.9	131.5
OpCF (OIBDA-CapEx)	62	109	(42.9)	(42.7)	28	49	(43.3)	(50.4)

ECUADOR (T. Móviles Ecuador)
Revenues	191	167	14.7	14.1	102	80	27.0	18.6
Service revenues	167	150	11.2	10.5	88	73	20.0	12.1
OIBDA	56	51	10.6	9.9	30	23	28.3	19.5
OIBDA margin	29.2%	30.3%	(1.1 p.p. )		29.1%	28.8%	0.3 p.p.
CapEx	18	21	(11.9)	(12.4)	13	16	(21.2)	(23.7)
OpCF (OIBDA-CapEx)	37	30	26.5	25.8	17	7	139.3	111.2

Note:

-	OIBDA is presented before management and brand fees.

(1)
2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2009, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)

	January - June				April - June
	2010	2009	% Chg	% Chg Local Cur	2010	2009	% Chg	% Chg Local Cur
URUGUAY (T. Móviles Uruguay)
Revenues	110	84	31.3	8.7	56	40	40.6	8.7
Service revenues	105	78	34.0	10.9	53	37	42.6	10.2
OIBDA	47	29	60.2	32.7	23	14	71.0	31.7
OIBDA margin	42.3%	34.7%	7.6 p.p.		41.3%	34.0%	7.3 p.p.
CapEx	8	13	(38.8)	(49.3)	6	10	(41.2)	(52.7)
OpCF (OIBDA-CapEx)	39	16	141.4	99.9	18	4	n.m.	n.m.

Note:	OIBDA is presented before management and brand fees.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
In the first half of 2010, Telefónica Europe maintained a good financial and operating performance, with momentum kept in UK and Germany, whilst the Czech Republic and Ireland saw improving trends despite their respective challenging economic environments.
As part of the company’s focus on actively managing its business portfolio, at the end of June Manx Telecom was sold. From July this unit will no longer contribute to Telefónica Europe’s results.
Telefónica Europe’s total customer base reached 54.5 million at the end of June 2010 (+14.6% year-on-year), mainly leveraged on the continued expansion of mobile contract customers and smartphones’ adoption.
Mobile customer mix was improved throughout the January-June period towards contract, through the acquisition and retention of high value customers despite an increasingly competitive market context. The contract customer base increased 10.4% year-on-year, driving up the total mobile customer base to 45.2 million (+6.0% year-on-year). Contract customers represented 48% of the total customer base at the end of the first half, 2 percentage points higher than in June, 2009.
First half mobile net additions were 1.1 million (-9.9% year-on-year) and mobile broadband accesses growth (+53.9% year-on-year to exceed 8 million).
Telefónica Europe’s wireline retail broadband accesses reached 3.8 million lines at the end of June 2010, adding 2.2 million lines in the first half of 2010.
Telefónica Europe revenues reached 7,728 million euros in the first half of 2010, up 10.8% year-on-year. The contribution from HanseNet and Jajah to revenues in the first half of 2010 was 346 million euros.
The continued adoption of mobile broadband across markets leveraged growth in non-P2P SMS data revenue growth in the first half of 2010. Telefónica Europe again sought to shape the market with its bold move on tiered data pricing in the UK, with access to O2’s high speed data network supported by unlimited and free access to WiFi hotspots across the country.
Operating expenses stood at 5,397 million euros in the first half of 2010 (+12.1%). The targeted customer acquisition and retention policy across markets resulted in higher external services costs, partly compensated by lower supply costs (mainly due to lower mobile termination rate cuts).
In the first half of 2010, operating income before depreciation and amortization (OIBDA) amounted to 2,035 million euros. OIBDA grew 8.3% year-on-year in the first half of 2010, with HanseNet and Jajah contributing 57 million euros in the first half of 2010.
In terms of profitability, reported OIBDA margin was 28.0% in the first half of 2010 (-0.6 percentage points year-on-year).
CapEx amounted to 2,135 million euros in the first half of 2010, close to 3 fold increase over the same period of 2009, mainly due to the 1,379 million euro investment in additional spectrum made in the second quarter of the year in Germany.
Operating cash flow (OIBDA-CapEx) for the first half was negative in 100 million euros.

TELEFÓNICA O2 UK
Telefónica O2 UK continued to deliver steady growth supported by a disciplined approach to retaining and acquiring high quality customers, leveraging market contract churn, increased smartphone adoption and innovative mobile internet propositions. This led to an increase in the quality of customer base and profitability.
Total mobile customer base (excluding Tesco Mobile) increased 4.5% year-on-year to reach 21.6 million customers at the end of June, 2010, driven by the expansion in the contract segment (+11.7% year-on-year). This was achieved thanks to the continued leadership in terms of customer satisfaction reflected in the lowest churn rate in the mobile contract segment, as well as increased adoption of smartphones, following the introduction of “iPad” and “iPhone 4”.
At the end of June 2010, 47% of the mobile customer base was in contract (+3 percentage points year-on-year), after recording 502 thousand contract net additions in the first half. Total mobile net additions in the January-June 2010 period were 306 thousand.
Telefónica O2 UK continued leading the market in terms of churn in the mobile contract segment, reaching 1.1% in the first half of 2010, a year-on-year improvement of 0.1 percentage points. It is also worth highlighting that total churn decreased 0.1 percentage points over the previous year in the first half to 2.6%.
In the first half of 2010, traffic increased 9.2% year-on-year to 28,502 million minutes, reflecting an uptake from contract customers and improved trends in roaming traffic.
Total ARPU in the first half of 2010 recorded a 3.0% decline in local currency, to 24.6 euros.
In the first half of 2010, voice ARPU stood at 14.8 euros (-8.7% year-on-year in local currency).
Data ARPU showed a 6.9% year-on-year increase in local currency in the first half of 2010 to reach 9.9 euros, on the back of non-P2P SMS data ARPU growth (+36.5% year-on-year in local currency in the first half).
The company’s wireline retail broadband Internet accesses reached 0.7 million lines at the end of June 2010 (+42.3% year-on-year).
First half of 2010 saw continued improvement in financials, with revenue growth of 4.0% year-on-year in local currency to reach 3,416 million euros.
Mobile service revenues increased by 4.1% year-on-year in local currency in the first half of 2010 to 3,132 million euros.
Non-P2P SMS data revenues continued to show growth with increased penetration of smartphone-related data tariffs, showing a 42.6% year-on-year growth in local currency in the first half of 2010 to amount 32% of total data revenues. Total data revenues in the first half of 2010 reached 1,263 million euros to amount 40.3% of mobile service revenues.
Operating income before depreciation and amortization (OIBDA) totalled 883 million euros in the first half of 2010, recording a 7.7% year-on-year growth in local currency.
OIBDA margin increased year-on-year by 0.9 percentage points to 25.9% in the first half, leveraging improved commercial costs and further efficiencies.

CapEx increased 30.7% year-on-year in local currency in the first half of 2010 to 347 million euros, reflecting the continued investment in the mobile network to give customers the best user experience. This year-on-year evolution should not be extrapolated for the whole year due to the different shaping of investment execution.
As a result, operating cash flow (OIBDA-CapEx) for the first half of 2010 totalled 536 million euros, a 3.3% year-on-year decrease in local currency.
TELEFÓNICA O2 GERMANY
Telefónica O2 Germany sustained its momentum in the mobile German market in the first six months of the year, whilst smoothly progressing with the integration of HanseNet into the business and also enabling leadership in the future new technology landscape after the acquisition of additional spectrum in May.
Telefónica O2 Germany’s mobile customer base reached 16.3 million at June end, 2010, a 9.0% year-on-year increase, led by the continued expansion of the contract segment (+9.8% year-on-year), as well as the prepay (+8.1% year-on-year). This performance was a result of the success of “O2o” tariffs (launched a year ago).
Mobile net additions in the first half of 2010 were 765 thousand. Mobile contract net additions were 236 thousand in the first half of 2010. Contract customers represented 49% of the base at the end of June 2010, stable over the previous year. On the other hand, due to the campaigns by our larger partner channels, there has been increased prepay activity in the first half, with net additions up 11.0% year-on-year.
The churn rate in the first half of 2010 reached 2.1%, virtually flat year-on-year (+0.1 percentage points).
The continued growth in the customer base led to a year-on-year increase in traffic of 10.1% to reach 12,522 million minutes in the first half of 2010.
Total ARPU reached 14.8 euros in the first half, showing improving trends from the beginning of the year (-6.2 % year-on-year in the first half), as data ARPU partially offset voice ARPU decline.
Data ARPU grew 4.8% in the first half of the year to 4.9 euros. Non-P2P SMS data ARPU grew 23.4% year-on-year in the first half, driven by mobile broadband revenues.
Voice ARPU posted a year-on-year decline of 10.8% in the first half, totalling 9.9 euros.
In the wireline business, the reported retail broadband internet access base reached 2.4 million in June, 2010 after adding 2.1 million customers in the first half of 2010, mainly due to the integration of HanseNet in the business. Wholesale broadband accesses declined 15.8% year-on-year to 1.1 million lines at the end of June, 2010, as wholesale lines previously contracted by HanseNet to Telefónica O2 Germany were internalized after the integration of the businesses.
Revenue performance in reported terms increased 27.4% year-on-year in the first half of 2010 to 2,270 million euros.
Mobile service revenue growth was 1.9% year-on-year for the first half of 2010, amounting to 1,428 million euros. This year-on-year performance is mainly explained by the new commercial model launched a year ago which resulted in a higher percentage of customers buying handsets through “My Handy” (increasing hardware revenues).

Revenue growth drivers in the first half of the year continued to be the increase of mobile customer base, mainly through “O2o” tariffs, and the increase in non-P2P SMS data revenues (+34.9%, year-on-year to account for 41% of total mobile data revenues), fuelled by increased penetration of mobile broadband customers in the base. Total mobile data revenues reached 459 million euros in the first half of 2010, amounting to 32.1% of mobile service revenues. Total revenue growth was also fuelled by the increased contribution from fixed services (629 million euros in the first half) and handset sales, particularly from the “My Handy” distribution model.
Telefónica O2 Germany continued to improve its profitability through increased scale and higher efficiencies in most cost areas. Operating income before depreciation and amortization (OIBDA) amounted to 532 million euros in the first half of 2010 (+23.2% year-on-year).
As a result of the continued profitable growth achieved by the company, OIBDA margin in the first half of 2010 was 23.5%, a 0.8 percentage point decrease over the same period of 2009, with HanseNet integration diluting margins in the period.
CapEx amounted to 1,661 million euros in the first half of 2010, after the inclusion of 1,379 million euros of additional investment in new spectrum secured by the company in May. The company continued targeting investments to improve mobile network coverage and capacity, in line with customer demand.
Operating cash flow (OIBDA-CapEx) was -1,129 million euros in the first half of 2010 as a result of the above-mentioned evolution of CapEx.
TELEFÓNICA O2 IRELAND
In the first half of 2010, Telefónica O2 Ireland has focused its commercial activity around mobile contract customers’ acquisition and retention, backed on the demand for smartphones and the active policy to migrate prepay customers to contract. As a result, the company has been improving its contract churn rate to reach its lowest level in more than two years.
Contract net additions grew, reaching 21 thousand in the first half, 9.6% higher than in the same period of 2009.
Growth in the contract base (+7.6% year-on-year) led to a stable total customer base of 1.7 million (-0.3% year-on-year). As a result, the company recorded an improvement of 3 percentage points in the contract mix to reach a 42% of the total mobile customer base at the end of June.
Churn dropped 0.4 percentage points year-on-year to 2.3% in the first half of 2010, reflecting the company’s successful effort to retain high value customers.
Traffic carried in the first half of 2010 increased year-on-year by 0.8% to 2,347 million minutes, reversing the declining trend seen throughout 2009 on the back of the performance of the contract segment.
Total ARPU was 37.1 euros in the first half of the year, showing a year-on-year decline of 6.1%.
Voice ARPU (25.1 euros) dropped 9.7% year-on-year in the first half. Data ARPU continued to post a year-on-year increase of 2.3% in the first half of 2010 to amount 12.0 euros, driven by an increasing number of mobile broadband customers in the base.
Revenues for the first half were 419 million euros, a year-on-year decline of 6.9% with mobile service revenues down 7.5% year-on-year in the first half, impacted by mobile termination rate cut from 1st April 2010.

Operating income before depreciation and amortization (OIBDA) in the first half was 127 million euros (-11.9% year-on-year) impacted by restructuring costs of 7 million euros already registered in the first quarter. OIBDA margin reached 30.4% (32.1% up to June 2009).
Operating cash flow (OIBDA-CapEx) in the first six months of the year totalled 104 million euros (-15.1% year-on-year), with CapEx at 23 million euros (+6.1% year-on-year).
TELEFÓNICA O2 CZECH REPUBLIC
At the end of June, the total number of accesses for Telefónica O2 Czech Republic, including Slovakia, stood at 8.4 million, an increase of 3.3% year-on-year.
Mobile customers in the Czech Republic (4.8 million at the end of June) remained stable over the previous year (+0.1% year-on-year), mainly driven by the growth in the contract base (+4.5% year-on-year) due to the continued uptake of “Neon” tariffs and by customers migrating from the prepay to the contract segment. The mix of the contract base rose 2 percentage points year-on-year to 57%. The company kept showing a continuous improvement in prepay customer base with 70 thousand net losses in the first half of 2010, an improvement of 36.7% with fewer net losses compared to the same period in 2009.
Fixed telephony accesses declined by 5.3% year-on-year to reach 1.7 million at the end of June 2010, with 62 thousand net losses in the first half (30.3% less compared to first half of 2009) helped by uptake of naked accesses following the introduction of new broadband centric proposition in 2009.
Retail internet broadband accesses reached 719 thousand, up 12.5% year-on-year. Pay TV customers increased by 0.4% year-on-year to reach 133 thousand at the end of June.
Telefónica O2 Slovakia total customer base totalled 709 thousand at the end of June 2010, up by 69.9% year-on-year, with 156 thousand net additions in the first half of 2010, up 69.9% year-on-year. Contract customers grew by 89.9% year-on-year to reach 258 thousand, and represented 36% of total customer base at the end of June 2010, up 4 percentage points year-on-year.
In the Czech Republic, the churn rate totalled 2.5% in the first half of 2010, posting a 0.6 percentage points increase in the first half.
In terms of usage, traffic in the Czech Republic grew by 9.0% year-on-year to 4,387 million minutes in the first half of 2010 due to higher contract base and successful adoption of “Neon” tariffs.
Total mobile ARPU in the Czech Republic (18.2 euros) declined 9.5% in the first half of the year in local currency.
Voice ARPU dropped 10.0% year-on-year in local currency in the first half, impacted by usage optimisation and mobile termination rate cuts. Data ARPU smoothed its rate of year-on-year decline to -8.0% in the first half in local currency to 4.6 euros, mainly driven by continuous adoption of mobile broadband.
Revenues for the Telefónica O2 Czech Republic Group totalled 1,079 million euros in the first half of 2010, a 6.5% year-on-year decrease in constant currency. This evolution was impacted by mobile termination rate cuts (2009 and January 2010) and also by Universal Service Obligation recognition (2009: 6 million euros in the first quarter and 0.1 million euros in the second quarter; 2010: 1 million euros in the first quarter and 0.5 million euros in the second quarter).

The Czech mobile business improved its declining trend, with mobile service revenue showing a year-on-year decrease of 8.1% in local currency to 534 million euros in the first half, owing to the lower traffic revenues due to the higher number of customers opting for semi-flat rate tariffs and also mobile termination rate cuts. Fixed revenues also showed better trends and fell by 6.9% year-on-year in local currency in the first half of 2010. In Slovakia, revenues grew 51.0% year-on-year in the first half.
Operating income before depreciation and amortization (OIBDA) totalled 452 million euros and dropped 17.3% year-on-year in constant currency in the first half, impacted by revenue decline as well as by a number of non recurring items: i) Universal Service Obligation (2009: 3 million euros in the first quarter and 0.1 million euros in the second quarter; 2010: 0.3 million euros in the first quarter and 0.3 million euros in the second quarter), ii) restructuring charges in 2010 (15 million euros in the first quarter and 2 million euros in the second quarter), iii) real estate gains in 2009 (12 million euros in the first quarter and 0.2 million euros in the second quarter), and iv) the proceeds from the settlement agreement with T-Mobile in the second quarter of 2009 (38 million euros).
OIBDA margin reached 41.9% in the first half of 2010.
Operating cash flow (OIBDA-CapEx) totalled 360 million euros in the first half of 2010, a decline of 17.3% year-on-year in constant currency, with CapEx reaching 92 million euros up to June (-17.5% year-on-year in constant currency).

TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2009			2010
	June	September	December	March	June	% Chg
Final Clients Accesses	46,197.4	47,182.1	47,814.9	52,769.9	53,355.5	15.5
Fixed telephony accesses (1)	1,861.8	1,847.1	1,827.5	3,620.8	3,564.7	91.5
Internet and data accesses	1,555.4	1,656.8	1,754.7	4,364.0	4,382.4	181.7
Narrowband	148.7	142.6	137.3	559.4	537.9	n.m.
Broadband	1,375.9	1,483.6	1,589.1	3,776.0	3,815.5	177.3
Other (2)	30.9	30.6	28.3	28.5	29.0	(6.0)
Mobile accesses	42,647.5	43,542.3	44,095.0	44,599.5	45,217.0	6.0
Prepay (3)	22,916.5	23,163.8	23,098.5	23,167.9	23,430.4	2.2
Contract (4)	19,731.1	20,378.6	20,996.5	21,431.6	21,786.6	10.4
Pay TV	132.6	135.9	137.6	185.6	191.4	44.3

Wholesale Accesses (5)	1,381.3	1,403.2	1,425.2	1,152.5	1,186.1	(14.1)

Total Accesses	47,578.8	48,585.3	49,240.1	53,922.4	54,541.6	14.6

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	Retail circuits other than broadband.

(3)	December 2009 includes the disconnection of inactive mobile prepay customers in Germany.

(4)	June 2010 includes the disconnection of inactive mobile contract customers in Czech Republic.

(5)	Includes Unbundled Lines by T. O2 Germany.

Notes:

-	Mobile accesses, Fixed telephony accesses and Broadband accesses include Manx Telecom customers.

-	Starting March 2010, Telefónica Europe includes accesses from HanseNet.

TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2010	2009	% Chg	2010	2009	% Chg
Revenues	7,278	6,571	10.8	3,792	3,326	14.0
Internal exp capitalized in fixed assets	88	108	(17.8)	45	53	(14.5)
Operating expenses	(5,397)	(4,815)	12.1	(2,779)	(2,385)	16.5
Supplies	(3,087)	(3,023)	2.1	(1,606)	(1,513)	6.2
Personnel expenses	(713)	(644)	10.7	(349)	(325)	7.3
Subcontracts	(1,500)	(1,091)	37.6	(784)	(521)	50.4
Bad debt provision	(87)	(50)	74.4	(35)	(21)	66.5
Taxes	(9)	(8)	18.3	(5)	(4)	19.3
Other net operating income (expense)	5	2	113.4	1	1	(36.1)
Gain (loss) on sale of fixed assets	61	14	n.m.	61	0	n.m.
Impairment of goodwill and other assets	(0)	(1)	(33.0)	(0)	(0)	(68.7)
Operating income before D&A (OIBDA)	2,035	1,879	8.3	1,121	996	12.5
OIBDA Margin	28.0%	28.6%	(0.6 p.p. )	29.6%	29.9%	(0.4 p.p. )
Depreciation and amortization	(1,483)	(1,451)	2.2	(773)	(731)	5.8
Operating income (OI)	552	428	29.0	348	265	31.0

Notes:

-	OIBDA and OI before management and brand fees.

-	HanseNet and Jajah have been included in Telefónica Europe’s consolidation perimeter since mid February 2010 and 1 January 2010 respectively.

-	OIBDA includes a capital gain of 61 million euros from the sale of Manx Telecom in the second quarter of 2010.

TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)

	2009			2010
	June	September	December	March	June	% Chg
TELEFÓNICA O2 UK
Final Clients Accesses	21,125.6	21,487.9	21,890.8	21,987.9	22,255.6	5.3
Internet and data accesses	456.9	527.1	591.5	632.4	650.0	42.3
Broadband	456.9	527.1	591.5	632.4	650.0	42.3
Mobile accesses	20,668.7	20,960.8	21,299.3	21,355.5	21,605.6	4.5
Prepay	11,657.6	11,637.4	11,740.3	11,602.0	11,544.6	(1.0)
Contract	9,011.1	9,323.5	9,558.9	9,753.5	10,061.0	11.7

Total Accesses	21,125.6	21,487.9	21,890.8	21,987.9	22,255.6	5.3

TELEFÓNICA O2 GERMANY
Final Clients Accesses	15,186.1	15,672.6	15,792.5	20,571.4	20,934.3	37.9
Fixed telephony accesses	0.0	0.0	0.0	1,826.3	1,779.4	n.m.
Internet and data accesses	253.4	272.3	285.1	2,832.5	2,824.7	n.m.
Narrow Band	0.0	0.0	0.0	428.0	411.4	n.m.
Broadband	253.4	272.3	285.1	2,404.5	2,413.3	n.m.
Mobile accesses	14,932.7	15,400.3	15,507.4	15,864.7	16,272.1	9.0
Prepay (1)	7,708.1	7,959.9	7,807.0	8,009.9	8,336.0	8.1
Contract	7,224.5	7,440.4	7,700.4	7,854.8	7,936.0	9.8
Pay TV	0.0	0.0	0.0	47.9	58.2	n.m.
Wholesale Accesses (2)	1,273.1	1,295.4	1,316.8	1,040.1	1,072.6	(15.8)

Total Accesses	16,459.2	16,968.0	17,109.3	21,611.5	22,006.9	33.7

TELEFÓNICA O2 IRELAND
Mobile accesses	1,716.7	1,717.5	1,714.3	1,705.6	1,710.8	(0.3)
Prepay	1,054.0	1,041.1	1,022.5	1,003.8	997.6	(5.4)
Contract	662.6	676.4	691.8	701.8	713.1	7.6

Total Accesses	1,716.7	1,717.5	1,714.3	1,705.6	1,710.8	(0.3)

TELEFÓNICA O2 CZECH REPUBLIC
Final Clients Accesses	7,590.5	7,678.0	7,701.5	7,696.4	7,558.5	(0.4)
Fixed telephony accesses (3)	1,803.9	1,790.0	1,770.6	1,737.5	1,708.3	(5.3)
Naked ADSL	0.0	29.8	62.1	89.8	114.8	n.m.
VoIP	0.0	14.0	16.9	23.4	28.5	n.m.
Internet and data accesses	818.9	829.5	848.7	868.4	874.8	6.8
Narrowband	148.7	142.6	137.3	131.4	126.5	(15.0)
Broadband	639.3	656.3	683.1	708.4	719.3	12.5
Other (4)	30.9	30.6	28.3	28.5	29.0	(6.0)
Mobile accesses	4,835.1	4,922.7	4,944.6	4,952.7	4,842.2	0.1
Prepay	2,172.5	2,176.7	2,130.2	2,094.8	2,060.4	(5.2)
Contract (5)	2,662.6	2,746.0	2,814.4	2,857.9	2,781.8	4.5
Pay TV	132.6	135.9	137.6	137.7	133.2	0.4
Wholesale Accesses	108.2	107.9	108.4	112.4	113.5	4.9

Total Accesses	7,698.7	7,785.9	7,810.0	7,808.8	7,672.0	(0.3)

TELEFÓNICA O2 SLOVAKIA
Mobile accesses	417.0	463.1	552.9	645.7	708.6	69.9
Prepay	281.2	305.9	357.2	418.1	450.6	60.3
Contract	135.8	157.2	195.6	227.6	257.9	89.9

Total Accesses	417.0	463.1	552.9	645.7	708.6	69.9

(1)	450 thousand inactive prepay accesses were disconnected in December 2009.

(2)	Includes Unbundled Lines by T. O2 Germany.

(3)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(4)	Retail circuits other than broadband.

(5)	111 thousand inactive contract customers were disconnected in June 2010.

Note:	Starting March 2010, Telefónica O2 Germany includes accesses from HanseNet.

TELEFÓNICA EUROPE
SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRIES
Unaudited figures

	2009			2010
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
TELEFÓNICA O2 UK
Traffic (Million minutes)	13,304	13,579	14,176	14,155	14,346	7.8
ARPU (EUR)	25.3	25.5	24.0	24.0	25.3	(3.0)
Prepay	12.8	12.4	11.7	11.3	11.7	(11.3)
Contract	41.6	42.0	39.1	39.4	41.0	(4.5)
Data ARPU (EUR)	9.2	9.6	9.5	9.6	10.1	6.6
% non-P2PSMS over data revenues	26.6%	29.3%	29.4%	30.7%	33.7%	7.2 p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	5,819	5,775	6,108	6,223	6,299	8.2
ARPU (EUR) (1)	15.7	15.7	15.3	14.8	14.8	(5.8)
Prepay (1)	5.5	5.9	5.8	5.7	6.0	10.0
Contract	26.5	26.1	25.2	24.2	23.9	(10.0)
Data ARPU (EUR) (1)	4.6	4.6	4.8	5.0	4.7	2.2
% non-P2PSMS over data revenues	34.8%	37.4%	40.7%	40.9%	39.4%	4.7 p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	1,170	1,166	1,177	1,166	1,181	0.9
ARPU (EUR)	39.8	39.9	39.5	37.4	36.9	(7.2)
Prepay	25.6	25.8	26.5	21.8	27.0	5.5
Contract	62.5	62.1	58.8	60.1	50.9	(18.6)
Data ARPU (EUR)	11.9	11.6	12.1	12.0	12.1	1.2
% non-P2PSMS over data revenues	36.4%	36.2%	38.3%	38.3%	39.5%	3.1 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (2)
Traffic (Million minutes)	2,085	2,054	2,153	2,127	2,260	8.4
ARPU (EUR) (3)	19.4	19.9	19.1	17.8	18.6	(7.9)
Prepay	8.6	8.7	8.7	7.6	8.2	(8.2)
Contract (3)	28.4	29.0	27.1	25.3	26.3	(11.2)
Data ARPU (EUR) (3)	4.7	4.9	4.6	4.5	4.6	(5.8)
% non-P2PSMS over data revenues	43.1%	45.7%	43.9%	45.0%	43.8%	0.7 p.p.

(1)	Change in ARPU affected by 450 thousand disconnections of inactive customers in Germany in December 2009.

(2)	KPIs for Mobile business in Czech Republic do not include Slovakia.

(3)	Change in ARPU affected by 111 thousand disconnections of inactive customers in Czech Republic in June 2010.

Notes:

-	ARPU calculated as monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

TELEFÓNICA EUROPE
CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRIES
Unaudited figures

	2009			2010
	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
TELEFÓNICA O2 UK
Traffic (Million minutes)	26,102	39,680	53,856	14,155	28,502	9.2
ARPU (EUR)	24.7	25.0	24.7	24.0	24.6	(3.0)
Prepay	12.6	12.5	12.3	11.3	11.5	(11.1)
Contract	41.1	41.4	40.8	39.4	40.2	(4.9)
Data ARPU (EUR)	9.0	9.2	9.3	9.6	9.9	6.9
% non-P2PSMS over data revenues	25.2%	26.6%	27.4%	30.7%	32.2%	7.0 p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	11,375	17,150	23,257	6,223	12,522	10.1
ARPU (EUR) (1)	15.8	15.8	15.6	14.8	14.8	(6.2)
Prepay (1)	5.5	5.6	5.7	5.7	5.8	7.2
Contract	26.6	26.5	26.1	24.2	24.0	(9.8)
Data ARPU (EUR) (1)	4.7	4.6	4.7	5.0	4.9	4.8
% non-P2PSMS over data revenues	34.2%	35.3%	36.7%	40.9%	40.2%	6.0 p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	2,328	3,494	4,672	1,166	2,347	0.8
ARPU (EUR)	39.5	39.7	39.6	37.4	37.1	(6.1)
Prepay	24.9	25.2	25.5	21.8	24.3	(2.2)
Contract	63.5	63.0	62.0	60.1	55.5	(12.7)
Data ARPU (EUR)	11.8	11.7	11.8	12.0	12.0	2.3
% non-P2PSMS over data revenues	36.1%	36.1%	36.7%	38.3%	38.9%	2.8 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (2)
Traffic (Million minutes)	4,025	6,080	8,232	2,127	4,387	9.0
ARPU (EUR) (3)	19.1	19.4	19.3	17.8	18.2	(9.5)
Prepay	8.3	8.4	8.5	7.6	7.9	(9.2)
Contract (3)	28.3	28.5	28.2	25.3	25.8	(13.5)
Data ARPU (EUR) (3)	4.7	4.8	4.7	4.5	4.6	(8.0)
% non-P2PSMS over data revenues	44.3%	44.8%	44.6%	45.0%	44.4%	0.1 p.p.

(1)	Change in ARPU affected by 450 thousand disconnections of inactive customers in Germany in December 2009.

(2)	KPIs for Mobile business in Czech Republic do not include Slovakia.

(3)	Change in ARPU affected by 111 thousand disconnections of inactive customers in Czech Republic in June 2010.

-	ARPU calculated as monthly quarterly average of each period.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - June				April - June
	2010	2009	% Chg	% Chg Local Cur	2010	2009	% Chg	% Chg Local Cur
TELEFÓNICA O2 UK
Revenues	3,416	3,194	6.9	4.0	1,782	1,631	9.2	6.0
Service revenues	3,132	2,926	7.0	4.1	1,629	1,504	8.3	5.1
OIBDA	883	798	10.7	7.7	470	422	11.4	8.1
OIBDA margin	25.9%	25.0%	0.9 p.p.		26.4%	25.8%	0.5 p.p.
CapEx	347	259	34.3	30.7	185	134	38.1	34.0
OpCF (OIBDA-CapEx)	536	539	(0.6)	(3.3)	284	287	(1.0)	(4.0)

TELEFÓNICA O2 GERMANY
Revenues (1)	2,270	1,781	27.4	27.4	1,196	896	33.5	33.5
Service revenues	1,428	1,402	1.9	1.9	726	707	2.7	2.7
OIBDA (1)	532	432	23.2	23.2	291	230	26.6	26.6
OIBDA margin	23.5%	24.3%	(0.8 p.p. )		24.4%	25.7%	(1.3 p.p. )
CapEx (2)	1,661	355	n.m.	n.m.	1,548	171	n.m.	n.m.
OpCF (OIBDA-CapEx) (2)	(1,129)	77	c.s	c.s.	(1,256)	59	c.s.	c.s

TELEFÓNICA O2 IRELAND
Revenues	419	450	(6.9)	(6.9)	208	226	(7.9)	(7.9)
Service revenues	389	421	(7.5)	(7.5)	193	211	(8.5)	(8.5)
OIBDA	127	145	(11.9)	(11.9)	69	76	(9.4)	(9.4)
OIBDA margin	30.4%	32.1%	(1.7 p.p. )		33.0%	33.6%	(0.6 p.p. )
CapEx	23	22	6.1	6.1	15	13	13.2	13.2
OpCF (OIBDA-CapEx)	104	123	(15.1)	(15.1)	54	63	(14.1)	(14.1)

TELEFÓNICA O2 CZECH REPUBLIC (3)
Revenues	1,079	1,096	(1.6)	n.c.	549	549	(0.0)	n.c.
Service revenues	534	552	(3.1)	n.c.	274	282	(2.9)	n.c.
OIBDA	452	519	(12.9)	n.c.	237	272	(12.7)	n.c.
OIBDA margin	41.9%	47.3%	(5.4 p.p. )		43.3%	49.6%	(6.3 p.p. )
CapEx	92	107	(13.6)	n.c.	51	70	(27.9)	n.c.
OpCF (OIBDA-CapEx)	360	412	(12.6)	n.c.	187	202	(7.5)	n.c.

Notes:

-	OIBDA before management and brand fee.

-	HanseNet has been included in Telefónica O2 Germany’s consolidation perimeter since mid February 2010.

(1)	Excluding HanseNet, Telefónica O2 Germany’s revenues would increase 8.5% and OIBDA would grow 9,5%.

(2)
CapEx includes 1,379 million euros from the acquisition of sprectrum in Germany in the second quarter of 2010. Excluding spectrum and in organic terms, CapEx would fall 30.6% y-o-y and OpCF would grow by three times 2009 first half figure.

(3)	Includes Slovakia, except in service revenues.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 29th, 2010	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer